3

05012303

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henderson Investment Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3964 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 11/4/05

82-3964

RECEIVED

2005 NOV -3 A 10:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S 6-30-05

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED



ANNUAL REPORT 2005

THE YEAR IN REVIEW

REPORT & SUMMARY

FINANCIAL STATEMENTS



Grand Promenade, Sai Wan Ho

Profit and Turnover

The Group's consolidated net profit after taxation and minority interests for the financial year ended 30th June, 2005 amounted to HK$3,505 million with the early adoption of the Hong Kong Accounting Standard 40 and HK(SIC) Interpretation 21, representing an increase of 65% over the corresponding restated profit figure in respect of the financial year ended 30th June, 2004. Turnover of the Group during the period under review increased by 3% to HK$1,294 million as compared to that recorded in the previous financial year. If the effects arising from revaluation of investment properties were not to be taken into account, the consolidated net profit after taxation and minority interests for the year ended 30th June, 2005 amounted to HK$2,217 million, representing an increase of 22% over the corresponding figure in respect of the previous financial year.

Dividends

Your Board recommends the payment of a final dividend of HK$0.15 per share to shareholders whose names appear on the Register of Members of the Company on 5th December, 2005. The total distribution per share of HK$0.28 for the full year, including the interim dividend of HK$0.13 per share already paid, represents an increase of 22% over the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 6th December, 2005.





I am pleased to present to the Shareholders my report on the operations of the Group

Dr. Lee Shau Kee
Chairman and Managing Director

Business Review

PROPERTY RENTAL

As at the end of the financial year under review, the total attributable gross floor area of the Group's rental property portfolio amounted to approximately 1.96 million sq.ft. Total gross rental income of the Group amounted to approximately HK$672 million, representing an increase of 7% over that of the previous financial year. Over the past year, the economy of Hong Kong saw a marked improvement and local unemployment rate showed a further decline. Consumer spending has shown an increase as investors' confidence further strengthened. Tourist arrivals from Mainland China continued to show an increase and the retailing sector also registered increase in turnover. Such developments in the marketplace have led to drastic increase in demand for shop premises. The average occupancy rate of the core investment properties of the Group was maintained at a high level of 96%, with double-digit percentage growth in rental recorded in respect of new lease contracts for local retail shop premises and quality office properties.

HOTEL & RETAILING OPERATIONS

Newton Hotel Hong Kong and Newton Hotel Kowloon of the Group recorded an average occupancy rate of approximately 80% during the period under review, with room tariffs recording sustained increase.

Operation of the six Citistore department store outlets owned by the Group recorded continual increase in turnover as the local retailing sector generally benefitted both from increase in tourist arrivals from the "Individual Visit Scheme" as well as increase in local consumer spending. The trading results of this retailing operation as a whole maintained satisfactory growth during the period under review.

INFRASTRUCTURAL PROJECTS

China Investment Group Limited, a 64%-owned subsidiary of the Group that is engaged in the toll-bridge and toll-road joint venture operations in Mainland China, continued to make contributions to the Group's recurrent income stream. Operations relating to the infrastructure segment made approximately HK$152 million in profit contribution to the Group during the financial year under review.

SECURITY SERVICES

Megastrength Security Services Company Limited ("Megastrength") is wholly-owned by the Group and provides professional security services including the provision of security guards to commercial, residential and construction sites, event security services, security systems design and installation, 24-hour alarm monitoring services, patrol services and security consultancy services covering crisis management, contingency planning and technical surveillance counter measures. Megastrength currently offers quality professional security services both to Group and non-Group customers. Satisfactory operational performance as well as good business reputation are enjoyed by this subsidiary of the Group.

ASSOCIATED COMPANIES

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas")

37.15%-owned by the Group: Hong Kong and China Gas reported a profit of approximately HK$3,125 million for the six months ended 30th June, 2005, representing a significant increase of 57% as compared to the restated profit recorded in the corresponding period in the previous financial year. Compared with the same period last year, total gas sales volume in Hong Kong rose by 0.6% during the period under review and the number of customers increased by 35,762, reaching 1,574,513 as at 30th June, 2005.

INVESTMENT PROPERTIES OF THE GROUP



Shatin Centre, Shatin



Eva Court, Mid-levels



Fanling Centre, Fanling


WELL TECH CENTRE

Well Tech Centre, San Po Kong



Hollywood Plaza, Mongkok

INVESTMENT PROPERTIES OF THE GROUP

- The Group holds a diversified portfolio of rental properties including luxurious residential property, retail shopping podium, commercial building and office/industrial building.
- Mainly located in different parts of Hong Kong where pedestrian traffic is heavy and mass transportation network is in close vicinity.
- Total attributable gross floor area amounted to 1,960,000 sq.ft..
- Maintains an average occupancy rate at a high level of 96%.
- Continues to serve as a steady recurrent income source to the Group.

This group's business developments in Mainland China are making good progress. Taking the development of natural gas as a long-term strategic priority, this group continues to expand its city piped gas and other energy-related businesses. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. There is now an ample supply of natural gas to surrounding areas of these pipelines which has facilitated the rapid growth of gas consumption markets, especially beneficial to this group's development of gas projects in Mainland China. This group now has city piped gas joint venture projects in 30 Mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China. This group is also exploring opportunities to invest in other energy-related businesses such as construction and operation of midstream natural gas distribution networks. Following the successful conclusion of a midstream natural gas project in Anhui Province, this group joined with Shell Group in 2005 to construct, operate and manage a high pressure natural gas pipeline system in Hangzhou in Zhejiang Province. This group is also exploring other business opportunities including development of natural gas filling stations for automobiles and regional natural gas air-conditioning systems. Natural gas conversion by this group's joint ventures has either been completed or is well under way in many cities along the West-to-East gas pipeline such as in Nanjing, Changzhou, Suzhou Industrial Park, Yixing and Maanshan; and also in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline. This group has also diversified its strategy to now include water supply and drainage in Mainland China to capture synergies between these sectors and its gas joint ventures. So far this year, this group has successfully concluded water supply joint venture projects in Wujiang in Jiangsu Province and Wuhu in Anhui Province. These undertakings represent a further significant milestone in this group's development. This group will continue to explore water projects in other Mainland cities. This group's transformation from a local Hong Kong company to a sizeable, nation-wide corporation is advancing smoothly according to a progressive strategy.

During the first half of 2005, this group's liquefied petroleum gas ("LPG") filling station business, which is run by its wholly-owned subsidiary company, ECO Energy Company Limited, continued to grow, despite rising LPG costs, mainly due to expansion in the number of public light buses using LPG. On the property development front, this group has a 15 per cent interest in the International Finance Centre ("IFC"). The shopping mall and office towers of IFC are almost fully let. The project's hotel complex, managed by Four Seasons Hotels and Resorts, commenced operation in early September 2005. This group also has a 50 per cent





Citistores

The Group currently operates Citistores that are respectively located in Tseung Kwan O, Tsuen Wan, Tuen Mun, Yuen Long and Ma On Shan. Shown in the pictures are the Citistores located at Tseung Kwan O and Yuen Long.


Knutsford
諾士佛階









MIRAMAR HOTEL AND INVESTMENT

(44.21% owned by the Group)

- This company owns and manages the 525-room flagship Hotel Miramar that is located at the heart of the tourist area in Tsimshatsui. Occupancy rate and room rate both recorded continuous increment.
- It also holds for long term investment purpose an office tower known as Miramar Tower and a shopping podium Miramar Shopping Centre which have approximately 696,000 sq.ft. and 350,000 sq.ft. respectively, in total G.F.A. terms. This company is currently reviewing and fine-tuning its tenant mix, with a view to creating a more dynamic and trendy shopping venue.
- The merging of Knutsford Steps and the adjacent No. 6 Knutsford Terrace has transformed the area into a premier dining and entertainment hub in the Tsimshatsui District.
- In early 2005, this company opened two new up-market restaurants in IFC Mall, "Cuisine Cuisine" serving Cantonese delicacies, and "Lumiere" serving Sichuan cuisine, both building good patronage.

interest in the Grand Promenade property development project at Sai Wan Ho. The project provides 2,020 units, with a total floor area of approximately 1.41 million sq.ft.. Pre-sale, which commenced in early August 2004, is progressing well and has received a good response. The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units. Total residential floor area together with the commercial area will exceed 1.11 million sq.ft.. Construction of the superstructure and interior fitting out are now in progress. The project is due for completion by the end of 2006.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")

31.33%-owned by the Group: The unaudited consolidated net profit after taxation of this company for the six months ended 30th June, 2005 amounted to HK$189.9 million, representing an increase of 6.9% over that recorded in the same period last year. This group's profit for the period was mainly derived from the sale of residential units of Metro Harbour View at Tai Kok Tsui, Kowloon. About 285 residential units of this project were sold during the period under review, bring the number of unsold down to approximately 400, whereas the leasing of the commercial arcade is making good progress. The site at 222 Tai Kok Tsui Road will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 sq.ft. The piling works of this project are in good progress. The project located at 43-51A Tong Mi Road is expected to be completed in the first half of 2006. The site situate at 6 Cho Yuen Street, Yau Tong will be redeveloped into a residential-cum-commercial property with a total gross floor area of approximately 165,000 sq.ft. Demolition work is expected to be completed by the end of this year. During the period, the Ferry, Shipyard and Related Operations recorded an operating loss of HK$1.9 million while the Travel and Hotel Operations sustained a loss of HK$2.9 million. It is expected that the income from the property sales and rental will continue to be the primary source of revenue for this group in this financial year.

Miramar Hotel and Investment Company, Limited ("Miramar")

44.21%-owned by the Group: For the year ended 31st March, 2005, Miramar reported a profit of HK$320.7 million, representing an increase of 28% when compared to that of the previous financial year. This group's business recorded continuous growth during the year, benefiting from the economic recovery and increased numbers of Mainland tourist arrivals to Hong Kong. This group's local and Mainland hotel businesses achieved a considerable increase in their operating profits. Hotel Miramar reported a 54% increase in revenue from room sales compared with the same period last year, with the average occupancy rate reaching over 90% this year and room rates increasing by 30%. The Miramar Shopping Centre reported satisfactory growth in occupancy rates, achieving an average of 98%. The Hotel Miramar Shopping Arcade's rental remained stable while rental income and occupancy for the Miramar Tower at a steady pace in the second half of the year. During the financial year, this group recorded sales of 96 acres of residential land and 26 acres of commercial land in Placer County, California, and generated a satisfactory profit. As of this financial year end, approximately 200 acres of land remained to be sold. Sales of office units and leasing of the shopping arcade at Shang-Mira Garden in Shanghai were also satisfactory. The operating results of the restaurant business remained stable. The cruise business, air ticket and hotel packages, and commercial travel operations are satisfactory. However, losses widened in the outbound tours operation. It is anticipated that this group will continue to achieve better results in the forthcoming fiscal year.

HENDERSON CYBER LIMITED ("HENDERSON CYBER")

(66.67%-owned by the Group): Henderson Cyber reported a turnover of approximately HK$84 million for the financial year ended 30th June, 2005 which was generated mainly from the retailing business, representing a decrease of 4% compared to that registered in the previous financial year. The loss attributable to shareholders for the financial year ended 30th June, 2005 was recorded at HK$4.1 million, compared with a loss of approximately HK$17.8 million for the previous financial year. During the period under review, the main focus of this company was to further implement its strategies in Internet services, data centre, high technology and network infrastructure businesses. The iCare Internet-on-TV Set-Top Box subscribers, ISP users, ICP users, IDD subscribers and iCare Club members grew to a total of about 451,000 by the end of June, 2005. After assessing the prospects of the various business segments of Henderson Cyber, Henderson Land Development Company Limited, the Company, Hong Kong and China Gas and Henderson Cyber jointly announced in August 2005 the proposed privatisation of Henderson Cyber by the Company and Hong Kong and China Gas, involving the cancellation and extinguishments of the relevant shares of Henderson Cyber at a price of HK$0.42 in cash per share. If the privatisation becomes effective, Henderson Cyber will be beneficially owned by the Company as to approximately 78.69% and Hong Kong and China Gas as to approximately 21.31%.

CORPORATE FINANCE

The Group has always adhered to prudent financial management principles. During the period under review, the Group capitalized on the favourable loan market condition in mid-September, 2004 to lengthen the loan maturity profile of the Group at extremely attractive medium-term borrowing interest margin by entering jointly with Henderson Land Development Company Limited into a HK$10 billion credit facility that consists of a 5-year and a 7-year tranche. Taking the form of a revolving credit, this sizeable financial arrangement facility will offer optimal flexibility in funding the future land replenishment programme and business expansion of the Group. This syndicated credit facility is participated by 23 international banks from Hong Kong as well as from nine countries and its successful conclusion fully demonstrated the support and confidence that the banking community has placed in the Group. In addition, the Group has abundant amount of bilateral banking facilities which are predominantly denominated in Hong Kong Dollars. As a result, the Group's exposure to foreign exchange risk is therefore extremely low. Other than hedging the foreign exchange rate risk or interest rate risk of the Group, the Group does not make use of any derivative instruments for speculative purpose.

Prospects

The proposed abolishment of estate duty by the Hong Kong Government will contribute to establish Hong Kong as a regional financial centre as well as an asset management hub. In addition, this proposal will also attract foreign investments as well as overseas wealthy families to come to settle in Hong Kong, thereby further vitalising the local property market and stock market and such market developments are conducive to increase in asset prices. Furthermore, there are many advantages which are possessed by Hong Kong and these include an efficient financial system as well as the system of free trade, comprehensive infrastructure facilities, simple tax regime, well-established legal system and abundant supply of experienced professionals in the various fields of specialisation. Accompanied further by the sustained fast growth of the economy in Mainland China, Hong Kong's economy is well poised to enjoy continuous growth.

Over the past year, the economy of Hong Kong registered a marked improvement as deflationary pressure subsided and the economy embarked on a moderate inflationary path whereas unemployment rate has shown to maintain a declining trend and the interest of Hong Kong residents in investment as well as property acquisition both showed continuous increase. Further, the retailing sector performed well as a result of increasing tourists from the "Individual Visit Scheme" and local consumption also recorded continuous increase. The opening of Disneyland in Hong Kong will directly benefit the local tourism and hotel industry. The investment property portfolio of the Group contains large-scale retail shopping properties and office properties which are mostly located close to mass transportation network with heavy pedestrian traffic and it is anticipated that the occupancy and rental rates will both show significant improvements. Moreover, contributions to profits from the listed associated companies of the Group, which include The Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited will provide a steady and recurrent source of income to the Group. In the absence of unforeseen circumstances and if the effects arising from revaluation of investment properties were not to be taken into account, it is anticipated that the performance of the Group will show a satisfactory increase in the coming financial year.

Lee Shau Kee
Chairman

Hong Kong, 28th September, 2005

LISTED ASSOCIATE
Hong Kong and China Gas



HONG KONG AND CHINA GAS
(37.15% owned by the Group)

Gas Supply Operation

- 1,574,513 customers in Towngas supply business in Hong Kong.
- 30 cities in Mainland China with piped gas joint venture projects already concluded.
- Exploring opportunities to invest in other energy-related business and business relating to natural gas application.
- Its ECO – liquefied petroleum gas filling station business continued to grow.

Water Projects

- Successfully entered the water supply market in Mainland China by entering joint venture projects in Jiangsu Province and Anhui Province.

Property Development Projects

- Its 15%-owned International Finance Centre project above the Airport Railway Hong Kong Station is held for investment.
- The 50%-owned Grand Promenade in Sai Wan Ho was well received by buyers since its pre-sale launch in August 2004. It provides 2,020 luxurious residential units and was completed in August 2005.
- The Ma Tau Kok South Plant Site has been named as the Grand Waterfront and is being developed into five residential buildings with approximately 1,800 units. Completion is expected by the end of 2006.

Connection of a pipeline from the North East New Territories landfill site to Tai Po Gas Plant



Signing Ceremony – Establishment of a city-piped gas joint venture in Shunde





Chairman Dr. Lee Shau Kee visited joint ventures in Eastern China



ECO – Liquefied Petroleum Gas Filling Station

Customer Centre

Grand Promenade, Sai Wan Ho









The Grand Waterfront, South Eastern Kowloon

Investment Properties

Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
HONG KONG					
1. Eva Court, 36 MacDonnell Road, Mid-Levels, Hong Kong	Residential	999 years from 26th October, 1896	108,214	49	100.00
KOWLOON					
2. Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon	Office Commercial	For a term of years to 30th June, 2047	193,284 100,543	—	33.33
3. Kowloon Building, 555 Nathan Road, Mongkok, Kowloon	Office Commercial	75 years from 4th February, 1985	84,626 28,656	—	100.00
4. Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon (1/F to 15/F, 20/F to 29/F)	Office/ Industrial	For a term of years to 30th June, 2047	136,376	49	100.00

Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
NEW TERRITORIES					
5. Fanling Centre, 33 San Wan Road, Fanling, New Territories	Commercial	For a term of years to 30th June, 2047	151,513	302	23.04
6. Block C, Hang Wai Industrial Centre, Pui To Road/ Kin On Street/ Kin Wing Street/ Kin Tai Street, Tuen Mun, New Territories	Industrial	For a term of years to 30th June, 2047	292,264	182	100.00
7. Shatin Centre, 2-16 Wang Pok Street, Sha Tin, New Territories	Commercial	For a term of years to 30th June, 2047	100,029	545	100.00
8. City Landmark II (formerly known as Town Square), 145-165 Castle Peak Road, Tsuen Wan, New Territories	Commercial	For a term of years to 30th June, 2047	155,022	127	26.00
9. The Trend Plaza, Tuen Mun Heung Sze Wui Road, Tuen Mun, New Territories	Commercial	For a term of years to 30th June, 2047	195,280	78	100.00

Kowloon Building, Mongkok

Total G.F.A.: Approx. 113,000 sq.ft.; 100% owned by the Group.

This investment property is a 23-storey building with office and retail shopping facilities.



The following comments should be read in conjunction with the Audited Financial Statements of Henderson Investment Limited and the related notes to the financial statements.

Review of Results

During the financial year ended 30th June, 2005, the Group's turnover showed a slight 3% increase and amounted to approximately HK$1,294 million (FY2004: HK$1,256 million) when compared to that recorded in the previous financial year.

The Group's profit attributable to shareholders increased 65% to HK$3,505 million (FY2004 restated: HK$2,130 million; previously stated as HK$1,825 million). As from the financial year under review, the Group has early adopted Hong Kong Accounting Standard 40 "Investment Property" ("HKAS 40"), HK (SIC) Interpretation 21 "Income taxes – recovery of revalued non-depreciable assets" ("HK (SIC) Int 21") and Hong Kong Interpretation 1 "The appropriate accounting policies for infrastructure facilities" ("HK Int 1"), which all had their respective effects on the annual results of the Group and also led to the above-mentioned restatement of profit for the previous financial year.

During the financial year under review, the overall rental property market continued to remain robust following improving economic condition and increased tourist arrival. In the financial year under review, property leasing revenue amounted to approximately HK$672 million (FY2004: HK$627 million). The Group's segmental profit from property leasing amounted to approximately HK$368 million in the financial year under review (FY2004: HK$337 million).

The Group recorded HK$890 million in respect of fair value gain of investment properties during the financial year under review (FY2004 restated: HK$161 million) as a result of the adoption of HKAS 40.

Further, the Group's share of profits less losses of associates of the Group amounted to approximately HK$2,871 million (FY2004 restated: HK$1,832 million; previously stated as HK$1,636 million). Such share of profit less losses figures include HK$635 million in respect of increase in fair value of investment properties (FY2004 restated: HK$195 million) as a result of the adoption of HKAS 40 by the associates of the Group. In particular, the Group's share of profits from the three listed associates amounted to approximately HK$2,666 million (FY2004 restated: HK$1,759 million; previously stated as HK$1,607 million) in the previous financial year. Such share of profits less losses figures include HK$518 million in respect of increase in fair value of investment properties (FY2004 restated: HK$152 million) as a result of the adoption of HKAS 40 by the three listed associates.

As the local tourism industry and consumer confidence continued to improve during the financial year under review, the Group's business operations that are related to the tourist industry and retailing business benefited correspondingly. The Group's hotel operations registered a profit of approximately HK$8 million (FY2004: HK$5 million) during the financial year under review. The Group's department store business also recorded a profit of approximately HK$8 million (FY2004: HK$5 million) during the financial year under review.

The Group's segmental result from its investment in infrastructure projects in Mainland China, mainly operated under China Investment Group Limited, amounted to approximately HK$152 million in the financial year under review (FY2004 restated: HK$150 million; previously stated as HK$172 million).

Other business activities of the Group, which mainly includes cleaning and security guard services and information technology services in the financial year under review, registered a combined loss of approximately HK$2 million (FY2004: HK$20 million profit) due to loss from information technology services and reduced income from investments.

Further, adoption of HK (SIC) Int 21 and HK Int 1 in the financial year under review has brought about the effect of a decrease to the extent of HK$229 million (FY2004 restated: a decrease of HK$56 million) and also a decrease of HK$8 million (FY2004 restated: an increase of HK$4 million) respectively to profit attributable to shareholders.

Liquidity, Financial Resources and Capital Structure

As at the end of the financial year under review, the cash holdings of the Group amounted to approximately HK$2,800 million (FY2004: HK$1,864 million). After netting off the total bank borrowings that stood at HK$263 million (FY2004: HK$311 million), the Group was in a net cash position of HK$2,537 million (FY2004: HK$1,553 million). Except for a portion of the bank borrowings denominated in Renminbi in relation to a subsidiary which engages in infrastructure business in China, all of the Group's borrowings were unsecured with the vast majority being obtained on a committed term basis. The maturity profiles of the Group's bank loans and borrowings outstanding as at the end of the two prior financial years are summarised respectively as follows:

	As at 30th June, 2005 HK$'000	As at 30th June, 2004 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**127,024**	127,731
After 1 year but within 2 years	**50,130**	47,744
After 2 years but within 5 years	**85,965**	135,679
Total Bank Loans and Borrowings	**263,119**	311,154
Less: Cash at bank and in hand	**(2,800,155)**	(1,863,818)
Total Net Bank Deposits	**2,537,036**	1,552,664

Turnover and Pre-Tax Profit
(HK$ Million)


5,000
4,000
3,000
2,000
1,000
0
01 02 03 04 05
Financial Year

Turnover
Pre-Tax Profit

Dividends and Earnings per share
(HK$)


1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
01 02 03 04 05
Financial Year

Earnings per share
Dividends per share

Shareholders' Fund
(HK$ Billion)


25
20
15
10
5
0
19.2 19.9 19.2 20.0 22.9
01 02 03 04 05
Financial Year

As at 30th June, 2005, shareholders' fund of the Group increased by 14% and amounted to approximately HK$22,853 million (FY2004 restated: HK$20,032 million; previously stated as HK$20,825 million). The Group is in a strong financial position and possesses a large capital base. With substantial cash holdings as well as substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirements of its ongoing operations as well as future expansion.

Gearing Ratio & Financial Management

Since the Group was in a net cash position as at the end of the financial year under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' fund was zero, being in a position which was the same as that registered as at 30th June, 2004. The Group's profit from operations of HK$1,472 million, when added to an aggregate amount of HK$2,871 million representing the Group's share of profits less losses of associates, covered the interest expense before capitalization of HK$13 million (FY2004: HK$16 million) by 333.1 times (FY2004 restated: 168.2 times).

The Group's financing and treasury activities were managed centrally at the corporate level. Bank loans and borrowings of the Group, which are primarily obtained from the Hong Kong office of international banks with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. In order to contain its borrowing costs, the Group will consider making use of interest rate swap instruments, when appropriate, to lock in short to medium term interest rates for a portion of the Group's floating rate borrowings. Financing facilities arranged by the Group were mainly denominated in Hong Kong Dollars. In respect of the Group's subsidiary, China Investment Group Limited, a portion of its borrowings was denominated in Renminbi during the financial year under review to fund its toll road projects in Mainland China. As a whole, the core operations of the Group are therefore considered to be not exposed to foreign exchange rate risk to any significant extent and the Group did not enter into any currency hedging agreement in the financial year under review.

Assets of the Group had not been charged to any third parties in the financial year under review except that security was provided in respect of a portion of project financing facilities that was extended to a subsidiary of the Group engaging in infrastructural projects in Mainland China.

Future Plans for Material Investments or Capital Assets

As at 30th June, 2005, capital commitment of the Group amounted to HK$21 million (FY2004: HK$15 million). These were mainly made up of contracted commitment of the Group for acquisitions of property, plant and equipment, and for property development and renovation expenditure. As at the end of the financial year under review, other commitments of the Group, which were mainly related to future minimum lease payments in connection with leasing of retail shop premises on a long term basis by the department store operation of the Group, amounted to approximately HK$38 million (FY2004: HK$90 million).

Contingent Liabilities

In support of the banking facilities extended to the Group's treasury subsidiaries and certain specific operating subsidiaries, the Company has given guarantees to commercial banks. As at the end of the financial year under review, the Company's contingent liabilities relating to the utilised amount of such banking facilities totally amounted to HK$34 million (FY2004: HK$47 million).

Employees

As at 30th June, 2005, the number of employees of the Group was approximately 1,500 (FY2004: 1,400). The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total employees' costs amounted to HK$229 million for the year ended 30th June, 2005 (FY2004: HK$229 million).


NEWTON HOTEL

Newton Hotel Hong Kong & Newton Hotel Kowloon

Wholly-owned and operated by the Group. These two medium-tariff hotels totally provide 538 guest rooms.



HONG KONG FERRY (HOLDINGS)

(31.33% owned by the Group)

Ferry, Shipyard and Related Operations

- This company terminated its 80-year ferry operation in Hong Kong in 1999 when the ferry franchise expired.
- All of the three businesses of the Travel and Hotel branch of this company were awarded the Hong Kong Q-Mark Service Certificate. It is the first and only company to receive this privileged award in the respective industries.
- "Harbour Cruise – Bauhinia" of this company and "Pearl River Cruise" from Guangzhou Passenger Liner Company Limited formed a strategic alliance in March 2005 to promote their relevant businesses.

Property Development Project

- Metro Harbour View is a large-scale residential-cum-commercial project jointly developed by Hong Kong Ferry (Holdings) and Henderson Land Development Company Limited.

Hong Kong Q-Mark Presentation Ceremony





43-51A Tong Mi Road, Mongkok



Signing Ceremony – Hong Kong "Harbour Cruise – Bauhinia" and Guangzhou "Pearl River Cruise" formed a strategic alliance.

- Situates in close proximity to the Prince Edward Station and Olympic Station of the MTR, as well as the terminal of the Western Railway.
- Consists of 10 residential towers with 3,500 residential units with G.F.A. of approx. 1,700,000 sq. ft. for sale, and a commercial podium of approx. 240,000 sq. ft. in G.F.A. for rental purpose.
- The entire development project was completed in August 2003.
- 43-51A Tong Mi Road – A residential-cum-commercial development project that is expected to be completed in 2006.






ARBOUR PLAZA
Metro Harbour Plaza

Metro Harbour View, Tai Kok Tsui



Harbour Cruise – "Bauhinia"

The Directors have pleasure in submitting to shareholders their annual report together with the audited financial statements for the year ended 30th June, 2005.

Principal Activities

The Company is an investment holding company and the principal activities of its subsidiaries during the year were property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operation and information technology development.

An analysis of the Group's revenue and segment result by business segment and geographical segment is set out in note 6 to the financial statements on pages 58 to 63.

Subsidiaries

Particulars of the principal subsidiaries of the Company as at 30th June, 2005 are set out on pages 84 to 89.

Financial Statements

The profit of the Group for the year ended 30th June, 2005 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 45 to 97.

Dividends

An interim dividend of HK$0.13 per share was paid on 21st April, 2005. The Directors have recommended the payment of a final dividend of HK$0.15 per share to shareholders whose names appear on the Register of Members of the Company on 5th December, 2005.

Property, Plant and Equipment

Particulars of the movements in property, plant and equipment during the year are set out in note 17 to the financial statements on pages 70 and 71.

Bank Loans, Overdrafts and Other Borrowings

Particulars of bank loans, overdrafts and other borrowings of the Company and the Group as at 30th June, 2005 are set out in note 28 to the financial statements on page 75.

Reserves

Particulars of the movements in reserves during the year are set out in note 31 to the financial statements on pages 77 and 78.

Share Capital

Details of movements in the Company's share capital during the year, together with the reasons therefor, are set out in note 30 to the accounts on page 76.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarized on page 41.

Investment Properties

Particulars of investment properties of the Group are set out on pages 12 and 13.

Directors' Remuneration

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are set out in note 11 to the financial statements on page 66. The Director's fees shall be subject to shareholders' approval at general meetings. Other emoluments are to be determined by the Board of Directors of the Company with reference to Directors' duties and responsibilities.

Directors

The Directors of the Company during the financial year and up to the date of this report are:

EXECUTIVE DIRECTORS:

Dr. Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Ho Wing Fun
Lau Chi Keung
Donald Cheung Ping Keung
(resigned on 18th March, 2005)
Augustine Wong Ho Ming
Suen Kwok Lam
Sit Pak Wing

INDEPENDENT NON-EXECUTIVE DIRECTORS:

Gordon Kwong Che Keung
(appointed on 19th August, 2004)
Dr. Alex Wu Shu Chih
(appointed on 19th August, 2004 and passed away on 10th January, 2005)
Professor Ko Ping Keung
(appointed on 27th September, 2004)
Wu King Cheong
(appointed on 17th January, 2005)

NON-EXECUTIVE DIRECTORS:

Sir Po-shing Woo
(re-designated as Non-executive Director on 27th September, 2004)
Philip Yuen Pak Yiu
(re-designated as Non-executive Director on 27th September, 2004)
Leung Hay Man
(re-designated as Non-executive Director on 27th September, 2004)
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Mr. Wu King Cheong will retire in accordance with Article 99 of the Company's Articles of Association at the forthcoming annual general meeting and, being eligible, offer himself for re-election.

Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. Eddie Lau Yum Chuen, Mr. Li Ning, Mr. Philip Yuen Pak Yiu and Mr. Suen Kwok Lam will retire by rotation in accordance with Article 116 of the Company's Articles of Association at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The Company has received confirmation of independence from Mr. Gordon Kwong Che Keung, Professor Ko Ping Keung and Mr. Wu King Cheong, and considers them to be independent.

Biographical Details of Directors and Senior Management

EXECUTIVE DIRECTORS

Dr. LEE Shau Kee, *D.B.A.(Hon.), D.S.Sc.(Hon.), LL.D.(Hon.)*, aged 76, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1975 and has been engaged in property development in Hong Kong for more than 50 years. He is also the founder and the chairman and managing director of Henderson Land Development Company Limited ("Henderson Land"), the chairman of The Hong Kong and China Gas Company Limited, Miramar Hotel and Investment Company, Limited and Henderson Cyber Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Henderson China Holdings Limited, Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. Dr. Lee is a director of Henderson Development Limited, Henderson Land, Kingslee S.A., Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. Dr. Lee is the brother of Mr. Lee Tat Man, the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

LEE Ka Kit, aged 42, National Committee Member of Political Consultative Conference, the People's Republic of China, has been an Executive Director and Vice Chairman of the Company since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the business of Henderson Land Group in the People's Republic of China since 1985. Mr. Lee is also the chairman and president of Henderson China Holdings Limited, the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Land Development Company Limited ("Henderson Land"), an executive director of Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development and Henderson Land which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

LAM Ko Yin, Colin, *B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.*, aged 54, has been an Executive Director of the Company since 1988 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 32 years' experience in banking and property development. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Land Development Company Limited ("Henderson Land"), an executive director of Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Mr. Lam was appointed a Director of The University of Hong Kong Foundation for Educational Development and Research Limited in October 2003. Mr. Lam is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land, Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE Ka Shing, aged 34, a Committee Member of the 9th Guangxi Zhuangzu Zizhiqu Committee and of the 9th Foshan Committee of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993 and Vice Chairman since 2005. He was educated in Canada. He is also the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Land Development Company Limited ("Henderson Land"), an executive director of Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Mr. Lee is a director of Henderson Development, Henderson Land, Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

LEE Tat Man, aged 68, has been an Executive Director of the Company since 1972. He has been engaged in property development in Hong Kong for more than 30 years and is also a director of Henderson Land Development Company Limited ("Henderson Land"). Mr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land and Kingslee S.A. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Dr. Lee Shau Kee.

LEE King Yue, aged 79, has been an Executive Director of the Company since 1972. He joined Henderson Development Limited, the ultimate holding company of the Company on its incorporation in 1973 and has been engaged with the Chairman in property development for over 50 years. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land") and Henderson China Holdings Limited. Mr. Lee is a director of Henderson Land, Kingslee S.A., Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LAU Yum Chuen, Eddie, aged 59, has been an Executive Director of the Company since 1988. He has over 35 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Land Development Company Limited ("Henderson Land") as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LI Ning, *B.Sc., M.B.A.*, aged 48, has been an Executive Director of the Company since 1990. He holds a B.Sc. degree from Babson College and a M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Land Development Company Limited ("Henderson Land") as well as a director of Hong Kong Ferry (Holdings) Company Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son-in-law of Dr. Lee Shau Kee and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

KWOK Ping Ho, Patrick, *B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.*, aged 53, has been an Executive Director since 1988. He holds a B.Sc. (Engineering) degree as well as a M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land") and Henderson China Holdings Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

HO Wing Fun, aged 72, has been an Executive Director of the Company since 1995. He joined Henderson Development Limited in 1975 and has over 50 years' experience in operational management of property investment and development, specializing in accounting, auditing and taxation. Mr. Ho is also an executive director of Henderson Land Development Company Limited ("Henderson Land") and Henderson China Holdings Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LAU Chi Keung, *M.H., J.P., F.R.I.C.S., F.H.K.I.S., A.C.I.Arb.*, aged 56, has been an Executive Director of the Company since 1995. He joined Henderson Land Group in 1981. He is a Fellow Member of The Royal Institution of Chartered Surveyors and The Hong Kong Institute of Surveyors. He is also an Authorised Person (List III) under the Buildings Ordinance and has over 33 years' experience in property development. Mr. Lau was appointed as Justice of the Peace in 2001, and was awarded the Medal of Honour in 2005, by the Government of the Hong Kong Special Administrative Region.

WONG Ho Ming, Augustine, *M.Sc., F.H.K.I.S., M.R.I.C.S., M.C.I.Arb., R.P.S. (G.P.)*, aged 44, has been an Executive Director of the Company since 1997. He joined Henderson Land Group in 1996. He is a registered professional surveyor and has over 21 years' experience in property appraisal, dealing and development.

SUEN Kwok Lam, *M.H., F.H.I.R.E.A*, aged 58, has been an Executive Director of the Company since July 1999. He joined Henderson Land Group in 1997. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land"). He is the President of Hong Kong Association of Property Management Companies, a Council Member of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 35 years' experience in property management. He was awarded the Medal of Honour by the Government of the Hong Kong Special Administrative Region in 2005. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

SIT Pak Wing, *A.C.I.S., F.H.I.R.E.A.* aged 57, has been an Executive Director of the Company since May 2001. He joined Henderson Land Group in 1991. He is a Member of The Institute of Chartered Secretaries and Administrators, a Fellow Member of the Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 25 years' experience in marketing development, leasing and property management.

INDEPENDENT NON-EXECUTIVE DIRECTORS

KWONG Che Keung, Gordon, *F.C.A.*, aged 56, has been an Independent Non-executive Director of the Company since 19th August, 2004. He graduated from the University of Hong Kong with a bachelor's degree in social sciences in 1972 and qualified as a chartered accountant in England in 1977. He was a partner of Pricewaterhouse from 1984 to 1998 and an independent member of the Council of The Stock Exchange of Hong Kong from 1992 to 1997. He is a non-executive director of COSCO Pacific Limited and also serves as an independent non-executive director of Henderson Land Development Company Limited ("Henderson Land"), Henderson China Holdings Limited and a number of other Hong Kong listed companies. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

Professor KO Ping Keung, *Ph.D., F.I.E.E.E., F.H.K.I.E., J.P.*, aged 54, has been an Independent Non-executive Director of the Company since 27th September, 2004. Professor Ko holds a Bachelor of Science (Honours) degree from the University of Hong Kong, a Doctor of Philosophy degree and a Master of Science degree from the University of California at Berkeley. He is an Adjunct Professor of University of California at Berkeley and Beijing University and Professor of Electrical & Electronic Engineering and the former Dean of the School of Engineering of The Hong Kong University of Science and Technology. He was the Vice Chairman of Electrical Engineering and Computer Science Department of the University of California at Berkeley in 1991 – 1993 and a member of Technical staff, Bell Labs, Holmdel, in 1982 – 1984. Professor Ko is an independent non-executive director of Henderson Land Development Company Limited, which has discloseable interests in the Company under the provisions of the Securities and Future Ordinance. He is also an independent non-executive director of Henderson Cyber Limited.

WU King Cheong, *B.B.S., J.P.*, aged 54, has been an Independent Non-executive Director of the Company since 17th January, 2005. Mr. Wu is a Councillor of the Eastern District Council of the Hong Kong Special Administrative Region, Assistant Treasurer of the Chinese General Chamber of Commerce, Member of Hong Kong Housing Authority, Member of Statistics Advisory Board of the HKSAR, the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Permanent

Honorary President of the Hong Kong Stockbrokers Association. He is an executive director of Lee Cheong Gold Dealers Limited. He is also an independent non-executive director of Yau Lee Holdings Limited, Chevalier iTech Holdings Limited, Henderson Land Development Company Limited ("Henderson Land"), Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

NON-EXECUTIVE DIRECTORS

Sir Po-shing WOO, *Hon. LL.D., F.C.I.Arb., F.I.Mgt., F.Inst.D., F.H.K.M.A.*, aged 76, has been a Director of the Company since 1972 and was re-designated as a Non-executive Director on 27th September, 2004. He is a solicitor and a Consultant of Jackson Woo & Associates. He is also a director of Henderson Land Development Company Limited ("Henderson Land") and Sun Hung Kai Properties Limited. He was admitted to practice as solicitor in England and Hong Kong and is also a Fellow of The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. Sir Po-shing Woo is a director of Henderson Land and Henderson Development Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the father of Mr. Woo Ka Biu, Jackson.

YUEN Pak Yiu, Philip, aged 69, has been a Director of the Company since 1981 and was re-designated as Non-executive Director on 27th September, 2004. He is a solicitor of The Supreme Court of England and Wales and of Hong Kong and a partner of the firm of Yung, Yu, Yuen & Co. He has over 40 years' experience in legal practice in Hong Kong. Mr. Yuen is also a director of Henderson China Holdings Limited.

LEUNG Hay Man, *F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.*, aged 71, has been a Director of the Company since 1977 and was re-designated as Non-executive Director on 27th September, 2004. He is a Chartered Surveyor. He is also a director of Henderson Land Development Company Limited ("Henderson Land"), Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

WOO Ka Biu, Jackson, *M.A. (Oxon)*, aged 44, has been the Alternate Director to Sir Po-shing Woo, Director of the Company, since July 2000 and was re-designated as Non-executive Director on 27th September, 2004, following the re-designation of Sir Po-shing Woo as Non-executive Director. Mr. Woo is also a non-executive director of Henderson Cyber Limited. He is a director of Kailey Group of Companies. He holds a MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in England and Wales, Hong Kong Special Administrative Region and Australia. He was a director of N. M. Rothschild & Sons (Hong Kong) Limited ("Rothschild"). Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

SENIOR MANAGEMENT

HUI Lee Wo, *M.B.A., F.C.C.A., F.C.P.A.*, aged 47, joined the Henderson Land Group in 1986 and was appointed Qualified Accountant of the Company in March 2004. He graduated from Hong Kong Polytechnic and obtained a master degree in business administration from Heriot-Watt University. He is also a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 30th June, 2005, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares *(unless otherwise specified)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Investment Limited	Lee Shau Kee	1	34,779,936		2,075,859,007		2,110,638,943	74.92
	Lee Ka Kit	1				2,075,859,007	2,075,859,007	73.68
	Lee Ka Shing	1				2,075,859,007	2,075,859,007	73.68
	Li Ning	1		2,075,859,007			2,075,859,007	73.68
	Lee Tat Man	2	6,666				6,666	0.00
	Lee King Yue	3	1,001,739				1,001,739	0.04
	Ho Wing Fun	4	1,100				1,100	0.00
Henderson Land Development Company Limited	Lee Shau Kee	5			1,122,938,300		1,122,938,300	61.88
	Lee Ka Kit	5				1,122,938,300	1,122,938,300	61.88
	Lee Ka Shing	5				1,122,938,300	1,122,938,300	61.88
	Li Ning	5		1,122,938,300			1,122,938,300	61.88
	Lee Tat Man	6	498,000				498,000	0.03
	Lee King Yue	7	42,900		19,800		62,700	0.00
	Ho Wing Fun	8	100				100	0.00
	Lau Chi Keung	9	2,200				2,200	0.00
	Woo Ka Biu, Jackson	10		2,000			2,000	0.00
Henderson China Holdings Limited #	Lee Shau Kee	11			325,133,977		325,133,977	65.32
	Lee Ka Kit	11				325,133,977	325,133,977	65.32
	Lee Ka Shing	11				325,133,977	325,133,977	65.32
	Li Ning	11		325,133,977			325,133,977	65.32
	Woo Ka Biu, Jackson	12	544,802				544,802	0.11

Henderson China Holdings Limited was privatised by and became a wholly-owned subsidiary of Henderson Land Development Company Limited on 12th August, 2005.

Ordinary Shares *(unless otherwise specified) (Cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Cyber Limited	Lee Shau Kee	13	173,898		4,244,996,094		4,245,169,992	84.90
	Lee Ka Kit	13				4,244,996,094	4,244,996,094	84.90
	Lee Ka Shing	13				4,244,996,094	4,244,996,094	84.90
	Li Ning	13		4,244,996,094			4,244,996,094	84.90
	Lee Tat Man	14	33				33	0.00
	Lam Ko Yin, Colin	15	55				55	0.00
	Lee King Yue	16	5,383				5,383	0.00
	Ho Wing Fun	17	5				5	0.00
The Hong Kong and China Gas Company Limited	Lee Shau Kee	18	3,226,174		2,157,017,776		2,160,243,950	38.72
	Lee Ka Kit	18				2,157,017,776	2,157,017,776	38.66
	Lee Ka Shing	18				2,157,017,776	2,157,017,776	38.66
	Li Ning	18		2,157,017,776			2,157,017,776	38.66
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	19	7,799,220		111,636,090		119,435,310	33.52
	Lee Ka Kit	19				111,636,090	111,636,090	31.33
	Lee Ka Shing	19				111,636,090	111,636,090	31.33
	Li Ning	19		111,636,090			111,636,090	31.33
	Lam Ko Yin, Colin	20	150,000				150,000	0.04
	Leung Hay Man	21	2,250				2,250	0.00
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	22			255,188,250		255,188,250	44.21
	Lee Ka Kit	22				255,188,250	255,188,250	44.21
	Lee Ka Shing	22				255,188,250	255,188,250	44.21
	Li Ning	22		255,188,250			255,188,250	44.21
	Woo Po Shing	23	2,705,000		2,455,000		5,160,000	0.89

Megastrength Security Services Company Limited

Wholly-owned by the Group, this company has been in operation for ten years. It is licensed to perform Type I (Guarding Services) and Type III (Security Consultancy Work) security services recognized by the Hong Kong Security and Guarding Services Industry Authority.



Ordinary Shares *(unless otherwise specified) (Cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	24			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	25			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	26	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	24				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	25				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	26				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	24				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	25				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	26				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	24		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	25		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	26		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00
China Investment Group Limited	Woo Ka Biu, Jackson	27			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	28			5,000		5,000	4.49
	Woo Po Shing	29			3,250		3,250	2.92

Ordinary Shares *(unless otherwise specified) (Cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henfield Properties Limited	Lee Ka Kit	30			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	31			100		100	100.00
	Lee Ka Kit	31				100	100	100.00
	Lee Ka Shing	31				100	100	100.00
	Li Ning	31		100			100	100.00
Pettystar Investment Limited	Lee Shau Kee	32			3,240		3,240	80.00
	Lee Ka Kit	32				3,240	3,240	80.00
	Lee Ka Shing	32				3,240	3,240	80.00
	Li Ning	32		3,240			3,240	80.00
Shellson International Limited	Lee Ka Kit	33			25	75	100	100.00

Save as disclosed above, none of the Directors or Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

The Trend Plaza, Tuen Mun
Total G.F.A.: Approx. 195,000 sq.ft.; 100% owned by the Group.
This shopping podium situates amidst numerous densely populated housing estates in Tuen Mun.


TAXI

Share Option Schemes

At an extraordinary general meeting held on 4th December, 2000, the shareholders of the Company approved the Pre-IPO Share Option Plan ("Henderson Cyber Option Plan") and the Share Option Scheme ("Henderson Cyber Share Option Scheme") (collectively referred to as the "Henderson Cyber Schemes") of Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company. A summary of the Henderson Cyber Schemes is as below:

(1) PURPOSE

The purpose of the Henderson Cyber Option Plan is to recognise the contribution of the participants of the Henderson Cyber Option Plan to the growth of the Henderson Cyber Group and/or to the listing of shares of Henderson Cyber ("Henderson Cyber Shares") on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited ("Stock Exchange").

The purpose of the Henderson Cyber Share Option Scheme is to assist in the recruitment and retention of high calibre executives and employees by providing them with incentives of share options.

(2) PARTICIPANTS

Options to subscribe for 32,000,000 Henderson Cyber Shares under the Henderson Cyber Option Plan were granted on 28th June, 2000, immediately prior to the listing of the Henderson Cyber Shares on GEM on 14th July, 2000 ("IPO Date").

Henderson Cyber may grant options to subscribe for Henderson Cyber Shares under the Henderson Cyber Share Option Scheme to any executive directors and full time employees of the Henderson Cyber Group.

(3) MAXIMUM NUMBER OF HENDERSON CYBER SHARES AVAILABLE FOR SUBSCRIPTION

Pursuant to the Henderson Cyber Option Plan, options to subscribe for the maximum number of 32,000,000 Henderson Cyber Shares were granted and all options had lapsed. No further options may be granted under the Henderson Cyber Option Plan after the IPO Date.

The maximum number of Henderson Cyber Shares in respect of which options may be granted under the Henderson Cyber Share Option Scheme and any other share option schemes of Henderson Cyber in issue shall not exceed 30 per cent. of the total number of Henderson Cyber Shares in issue from time to time (excluding (i) any Henderson Cyber Shares issued pursuant to the Henderson Cyber Share Option Scheme and any other share option schemes of Henderson Cyber; and (ii) any pro rata entitlements to further Henderson Cyber Shares issued in respect of those Henderson Cyber Shares mentioned in (i)).

(4) MAXIMUM ENTITLEMENT OF EACH PARTICIPANT

Pursuant to the Henderson Cyber Schemes, no participant may be granted an option which, if exercised in full, would result in such person's maximum entitlement exceeding 25 per cent. of the aggregate number of Henderson Cyber Shares for the time being issued and issuable under the Henderson Cyber Schemes.

(5) MINIMUM AND MAXIMUM PERIODS FOR THE EXERCISE OF OPTIONS

Pursuant to the Henderson Cyber Schemes, an option may be exercised in accordance with the terms of the respective Henderson Cyber Schemes at any time during such period or periods to be notified by the Board of Directors of Henderson Cyber to each grantee provided that the period within which the option may be exercised shall be not less than 3 years and not more than 10 years from the date on which an offer of the grant of the option is accepted.

(6) PAYMENT ON ACCEPTANCE OF OPTION

Pursuant to the Henderson Cyber Schemes, HK$1.00 is payable to Henderson Cyber by the grantee on acceptance of the grant of an option within 28 days from the date of offer of the grant of the option ("Offer Date").

(7) BASIS OF DETERMINING THE SUBSCRIPTION PRICE

The subscription price per Henderson Cyber Share under the Henderson Cyber Option Plan is HK$1.25, being the price per Henderson Cyber Share at which the Henderson Cyber Shares were offered for subscription by the public at the initial public offering of the Henderson Cyber Shares.

The subscription price per Henderson Cyber Share under the Henderson Cyber Share Option Scheme is determined by the Board of Directors of Henderson Cyber and shall be the highest of:

(i) the closing price per Henderson Cyber Share as stated in the daily quotation sheets issued by the Stock Exchange on the Offer Date, which must be a business day;

(ii) the average closing price of the Henderson Cyber Share as stated in the daily quotation sheets issued by the Stock Exchange for the five business days preceding the Offer Date; and

(iii) the nominal value per Henderson Cyber Share.

(8) REMAINING LIFE OF THE HENDERSON CYBER SCHEMES

No further options shall be granted under the Henderson Cyber Option Plan after the IPO Date. Share options granted under the Henderson Cyber Option Plan prior to the IPO Date lapsed on 14th July, 2004.

The Henderson Cyber Share Option Scheme shall be valid and effective for a period of 10 years commencing on 28th June, 2000. No further options will be granted under the revised Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. All share options granted under the Share Option Scheme had lapsed.



Block C, Hang Wai Industrial Centre, Tuen Mun
Total G.F.A.: Approx. 292,000 sq.ft.; 100% owned by the Group.
This 17-storey industrial building is one of the Group's investment properties.

Arrangements to Purchase Shares or Debentures

(I) OPTIONS TO SUBSCRIBE FOR SHARES IN HENDERSON CYBER LIMITED

The following Directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, which were granted on 28th June, 2000 under the Pre-IPO Share Option Plan of Henderson Cyber ("Henderson Cyber Option Plan"):

Name of Director	Number of share options at 1st July, 2004	Number of share options granted during the year	Number of share options exercised during the year	Number of share options lapsed during the year	Number of share options outstanding at 30th June, 2005
Lee Shau Kee	2,400,000	—	—	2,400,000	—
Colin Lam Ko Yin	1,200,000	—	—	1,200,000	—
Lee Ka Kit	1,200,000	—	—	1,200,000	—
Lee Ka Shing	1,200,000	—	—	1,200,000	—
Patrick Kwok Ping Ho	600,000	—	—	600,000	—
Li Ning	400,000 (Note 34)	—	—	400,000	—
Ho Wing Fun	400,000	—	—	400,000	—
Lau Chi Keung	400,000	—	—	400,000	—
Augustine Wong Ho Ming	400,000	—	—	400,000	—
Suen Kwok Lam	400,000	—	—	400,000	—
Sit Pak Wing	400,000	—	—	400,000	—
Donald Cheung Ping Keung	200,000 (Note 35)	—	—	200,000	—

The following were particulars of share options of four employees of Henderson Cyber under the Henderson Cyber Option Plan:

Date of Grant	Aggregate number of share options at 1st July, 2004	Number of share options granted during the year	Number of share options exercised during the year	Number of share options lapsed during the year	Aggregate number of share options outstanding at 30th June, 2005
28/06/2000	1,850,000	—	—	1,850,000	—

The following were particulars of share options of thirty six other participants under the Henderson Cyber Option Plan:

Date of Grant	Aggregate number of share options at 1st July, 2004	Number of share options granted during the year	Number of share options exercised during the year	Number of share options lapsed during the year	Aggregate number of share options outstanding at 30th June, 2005
28/06/2000	16,450,000	—	—	16,450,000	—

Subject to the terms and conditions of the Henderson Cyber Option Plan, each of the above Directors, employees and other participants was entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000. Share options granted to the aforesaid Directors of the Company, employees of Henderson Cyber and other participants under Henderson Cyber Option Plan lapsed on 14th July, 2004.

The following were the particulars of share options of the employee of Henderson Cyber under the Share Option Scheme of Henderson Cyber ("Henderson Cyber Share Option Scheme"):

Date of Grant	Aggregate number of share options at 1st July, 2004	Number of share options granted during the year	Number of share options exercised during the year	Number of share options lapsed during the year	Aggregate number of share options outstanding at 30th June, 2005
04/10/2000	100,000	—	—	100,000	—

Subject to the terms and conditions of the Henderson Cyber Share Option Scheme, the employee of Henderson Cyber was entitled to exercise at the price of HK$0.89 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and in each case, not later than four years from 16th October, 2000. Share options granted to the aforesaid employee of Henderson Cyber under the Henderson Cyber Share Option Scheme lapsed on 30th September, 2004.

As at 30th June, 2005, there were no outstanding share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme.

Save as disclosed above, no share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme had been granted, exercised, cancelled or lapsed during the year ended 30th June, 2005.

iCare

iCare, a subsidiary of Henderson Cyber, has opened 11 retail stores, namely "iCare Hotspot" in different districts in Hong Kong to promote its brand identity.



(II) OPTIONS TO SUBSCRIBE FOR SHARES IN HENDERSON CHINA HOLDINGS LIMITED

The following Directors of the Company had interests in options to subscribe for shares in Henderson China Holdings Limited, an associated corporation of the Company:

Name of Director	Number of share options	Exercisable Period
Colin Lam Ko Yin	1,500,000	21/08/2001 – 20/08/2004
Lee Ka Kit	1,500,000	02/11/2001 – 01/11/2004

The above Directors were entitled to exercise the share options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods. The share options granted to Mr. Colin Lam Ko Yin and Mr. Lee Ka Kit lapsed on 21st August, 2004 and 2nd November, 2004 respectively.

Except for the above, at no time during the year was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 30th June, 2005, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	2,075,859,007	73.68
Riddick (Cayman) Limited (Note 1)	2,075,859,007	73.68
Hopkins (Cayman) Limited (Note 1)	2,075,859,007	73.68
Henderson Development Limited (Note 1)	2,070,243,859	73.48
Henderson Land Development Company Limited (Note 1)	2,070,243,859	73.48
Kingslee S.A. (Note 1)	2,070,243,859	73.48
Banshing Investment Limited (Note 1)	802,854,200	28.50
Markshing Investment Limited (Note 1)	602,168,418	21.37
Covite Investment Limited (Note 1)	363,328,900	12.90
Person other than Substantial Shareholders:		
Gainwise Investment Limited (Note 1)	217,250,000	7.71

Notes:

1 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and the remaining 2,075,859,007 shares, (i) 802,854,200 shares, 602,168,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by Henderson Land Development Company Limited ("HL") which in turn was 61.87% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2 Mr. Lee Tat Man was the beneficial owner of these shares.

3 Mr. Lee King Yue was the beneficial owner of these shares.

4 Mr. Ho Wing Fun was the beneficial owner of these shares.

5 Of these shares, (i) 570,743,800 shares were owned by HD; (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 37.15% held by Henderson Investment Limited ("HI"). HI was 73.48% held by HL which in turn was 61.87% held by HD; and (v) 192,500 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HD and Fu Sang as set out in Notes 1 and 18 and HL by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

6 Mr. Lee Tat Man was the beneficial owner of these shares.

7 Of these shares, Mr. Lee King Yue was the beneficial owner of 42,900 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

8 Mr. Ho Wing Fun was the beneficial owner of these shares.

9 Mr. Lau Chi Keung was the beneficial owner of these shares.

10 These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

11 Of these shares, 175,000,000 shares, 75,233,977 shares and 74,900,000 shares were respectively owned by Primeford Investment Limited, Timsland Limited and Quantum Overseas Limited, all of which were wholly-owned subsidiaries of Brightland Enterprises Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 5 and Henderson China Holdings Limited ("HC") by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

12 Mr. Woo Ka Biu, Jackson was the beneficial owner of these shares.

13 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 173,898 shares, and for the remaining 4,244,996,094 shares, (i) 902,700,000 shares were owned by Technology Capitalization Limited, a wholly-owned subsidiary of Towngas Investment Company Limited which in turn was 100% held by China Gas; (ii) 3,333,213,616 shares were owned by Felix Technology Limited, a wholly-owned subsidiary of Best Selection Investments Limited which in turn was 100% held by HI; (iii) 4,014,271 shares, 1,816,644 shares, 1,714,027 shares, 1,086,250 shares and 423,211 shares were respectively owned by Banshing Investment Limited, Covite Investment Limited, Markshing Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (iv) 28,075 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HI, HL and Fu Sang as set out in Notes 1, 5 and 18 and Henderson Cyber Limited by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

14 Mr. Lee Tat Man was the beneficial owner of these shares.

15 Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

16 Mr. Lee King Yue was the beneficial owner of these shares.

17 Mr. Ho Wing Fun was the beneficial owner of these shares.

18 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,226,174 shares, and for the remaining 2,157,017,776 shares, (i) 1,159,024,597 shares and 484,225,002 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 429,321,946 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HI; (iii) 3,966,472 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Note 1 and China Gas by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

19 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

20 Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

21 Mr. Leung Hay Man was the beneficial owner of these shares.

22 Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Miramar Hotel and Investment Company, Limited ("Miramar") by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

23 Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

24 These shares were held by Hopkins as trustee of the Unit Trust.

25 These shares were held by Hopkins as trustee of the Unit Trust.

26 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and the remaining 15,000,000 shares were owned by Fu Sang.

27 These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

28 These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

29 These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

30 Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

31 Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

32 Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

33 Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

34 The number of share options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning and such options lapsed on 14th July, 2004.

35 Mr. Donald Cheung Ping Keung resigned as a Director of the Company on 18th March, 2005.

Interests in Contracts and Connected Transactions

During the year under review, the Group has entered into the following transactions and arrangements as described below with persons who are "connected persons" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"):

(1) (i) Henderson Real Estate Agency Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited made advances from time to time to Henderson Investment Finance Limited, a wholly-owned subsidiary of the Company, with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-bank Offer Rate ("HIBOR") quoted by banks. As at 30th June, 2005, an amount of approximately HK$301.2 million was due by Henderson Investment Finance Limited to Henderson Real Estate Agency Limited.

(ii) The management agreements and the construction agreements for the management and development of the Group's properties previously entered into between the Company and certain subsidiaries of Henderson Land Development Company Limited still subsisted at the financial year end.

Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the above transactions and contracts as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's holding company, Henderson Land Development Company Limited and the Company's ultimate holding company, Henderson Development Limited. Mr. Li Ning was taken to be interested in the above transactions and contracts as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's holding company, Henderson Land Development Company Limited.

(2) During the year, the Group made advances to Lucky Country Development Limited in which Mr. William Cheng Kai Man has a 50 per cent. interest. The remaining 50 per cent. interest is held by the Group. Dr. Lee Shau Kee, the Chairman of the Company, is the father-in-law of Mr. William Cheng Kai Man. Both the Group and Mr. William Cheng Kai Man made advances in proportion to their equity interests in the company. All advances to the company were unsecured, repayable on demand and with interest on normal commercial terms. As at 30th June, 2005, there were no outstanding balances in respect of the above advances.

(3) The material related party transactions set out in note 43 to the accounts on page 83 include transactions that constitute continuing connected transactions for which the disclosure requirements under the Listing Rules have been met.

Save as disclosed above, no other contracts of significance to which the Company, its holding company or any of its subsidiaries or fellow subsidiaries was a party, and in which a Director of the Company had a material interest, subsisted at the year end or at any time during the year.

Directors' Interests in Competing Business

Pursuant to Rule 8.10 of the Listing Rules, the interests of Directors of the Company in businesses which might compete with the Group during the year ended 30th June, 2005 and as at 30th June, 2005 were as follows:

Dr. Lee Shau Kee, the Chairman of the Company, and Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning, Directors of the Company, have deemed interests and/or held directorships in companies engaged in the businesses of property investment and development in Hong Kong. As those companies which might have competing businesses with the Group were involved in the investment and development of properties of different types and/or in different locations, the Group has been operating independently of, and at arm's length from, the businesses of those companies.

Service Contracts

None of the Directors has a service contract with the Company or any of its subsidiaries which is of a duration exceeding three years or which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Subsequent Event

The Company has a 66.67% equity interest in Henderson Cyber Limited ("Henderson Cyber"). Henderson Cyber has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited since July 2000. Henderson Land

Development Company Limited, the Company, The Hong Kong and China Gas Company Limited ("China Gas") and Henderson Cyber issued a joint announcement on 16th August, 2005 regarding a proposed privatisation of Henderson Cyber by the Company and China Gas involving the cancellation and extinguishment of shares (other than those indirectly held by the Company and China Gas) in Henderson Cyber at the cancellation price of HK$0.42 in cash per share. The aggregate amount of cancellation price payable by the Company will be approximately HK$252.53 million. If the proposed privatisation becomes effective, the Company's indirect equity interest in Henderson Cyber will be increased to approximately 78.69%.

Major Customers and Suppliers

For the financial year ended 30th June, 2005:

(1) the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30 per cent. of the Group's total purchases.

(2) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30 per cent. of the Group's total turnover.

Management Discussion and Analysis

A management discussion and analysis of the Group's annual results is shown on pages 14 to 17.

Retirement Benefits Scheme

Details of the retirement benefits schemes participated by the Group's employees are shown in note 39 to the financial statements on page 80.

Revolving Credit Agreement with Covenants of the Controlling Shareholders

As disclosed in the Company's announcement dated 17th September, 2004, a wholly-owned subsidiary of Henderson Land Development Company Limited ("HL") and a wholly-owned subsidiary of the Company, as several borrowers, have obtained a HK$10,000,000,000 revolving credit facility that consists of a 5-year and a 7-year tranche in equal amount (the "Facility") from a syndicate of banks under the respective several guarantees given by HL and the Company.

In connection with the Facility, it will be an event of default if HL ceases to own and control at least 51% of the issued equity share capital of the Company or if either the Company or HL ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the Facility may become due and payable on demand.

Audit Committee and Remuneration Committee

The Audit Committee was established in December 1998 and reports to the Board of Directors. The members of the Audit Committee are Mr. Gordon Kwong Che Keung (Chairman), Independent Non-executive Director, Professor Ko Ping Keung, Independent Non-executive Director, Mr. Wu King Cheong, Independent Non-executive Director and Mr. Leung Hay Man, Non-executive Director. The written terms of reference include the authority and duties of the Audit Committee and amongst its principal duties are the review and supervision of the Company's financial reporting process and internal control procedures. The Audit Committee members have reviewed the interim and annual reports of the Group for the financial year under review and Audit Committee meetings were held in March 2005 and September 2005.

Mr. Philip Yuen Pak Yiu, Non-executive Director, was a member of the Audit Committee until his re-designation as a Non-executive Director on 27th September, 2004. Dr. Alex Wu Shu Chih, Independent Non-executive Director, was a member of the Audit Committee until he passed away on 10th January, 2005.

The Remuneration Committee which was established in January 2005 comprises Dr. Lee Shau Kee, Chairman, Mr. Colin Lam Ko Yin, Executive Director, Mr. Gordon Kwong Che Keung, Independent Non-executive Director, Professor Ko Ping Keung, Independent Non-executive Director and Mr. Wu King Cheong, Independent Non-executive Director. The written terms of reference include the specific duties of making recommendations to the board of Directors of the Company on the Company's policy and structure for all remuneration of directors and senior management.

Public Float

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Auditors

A resolution for the re-appointment of Deloitte Touche Tohmatsu as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

Corporate Governance

The Company had complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which was in force until 1st January, 2005, except that Non-executive Directors of the Company were not appointed for a specific term but were subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association. On 3rd January, 2005, the term of office of all Non-executive Directors (including Independent Non-executive Directors) was fixed for a specific term until 31st December, 2007.

As the Code of Best Practice set out in Appendix 14 to the Listing Rules was replaced by Code on Corporate Governance Practices (the "CGP Code") which subject to transitional arrangements became effective on 1st January, 2005, the Company has taken actions to comply with the code provisions of the CGP Code. The Company considers that it has complied with the code provisions of the CGP Code, except that the roles of the chairman and the chief executive officer of the Company have not been separate under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirms that all Directors have complied with the required standard as set out in the Model Code.

On behalf of the Board

Lee Shau Kee
Chairman

Hong Kong, 28th September, 2005

GROUP FINANCIAL SUMMARY

	2001 HK$M	2002 HK$M	2003 HK$M	2004 HK$M (restated)	**2005 HK$M**
Balance Sheet					
Fixed assets	6,751	6,453	6,119	5,991	**6,836**
Investments and long-term receivables	14,431	14,705	13,590	13,577	**15,017**
Properties held for development	20	17	11	11	**11**
Net current assets	953	904	897	2,058	**2,880**
	22,155	22,079	20,617	21,637	**24,744**
Share capital	563	563	563	563	**563**
Share premium and reserves	18,686	19,319	18,686	19,469	**22,289**
Shareholders' fund	19,249	19,882	19,249	20,032	**22,852**
Minority interests	978	905	724	756	**745**
Long-term liabilities	1,928	1,292	644	849	**1,147**
	22,155	22,079	20,617	21,637	**24,744**
Income Statement					
Turnover	1,051	1,188	1,181	1,256	**1,294**
Profit before minority interests	1,989	1,782	1,608	2,224	**3,571**
Minority interests	11	2	43	94	**66**
Profit for the year	1,978	1,780	1,565	2,130	**3,505**
Per Share Basis	HK$	HK$	HK$	HK$	HK$
Earnings per share	0.70	0.63	0.56	0.76	**1.24**
Dividends per share	0.23	0.22	0.22	0.23	**0.28**
Net asset value per share (at book value)	6.83	7.06	6.83	7.11	**8.11**
Percentages					
Equity to capital employed	87.76%	90.70%	94.28%	92.89%	**93.49%**
Return on capital employed	10.76%	9.57%	9.58%	12.38%	**17.49%**

2004 figures have been adjusted to reflect the change in accounting policy for the adoption of HKAS40, HK(SIC) Int 21 and HK Int 1 as described in note 3 to the financial statements. No restatement of financial statements from 2001 to 2003 was made for the adoption of HKAS40, HK(SIC) Int 21 and HK Int 1 as the directors of the Company considered it is not practical to do so.

GROUP'S INVESTMENTS DISTRIBUTION MAP



CHINA
Lo Wu
Lok Ma Chau
Sheung Shui
Fanling
Tai Po
Yuen Long
NEW TERRITORIES
Shatin
Tsuen Wan
Tuen Mun
Miramar Hotel & Investment
KOWLOON
Lai King
Kowloon Tong
Tsing Yi
Mong Kok
Hunghom
Hong Kong International Airport
Discovery Bay
Tung Chung
Metro Harbour View
Central
Quarry Bay
Mui Wo
LANTAU ISLAND
HONG KONG ISLAND
Chai Wan
43-51A Tong Mi Road

Investment Properties

1. **Eva Court** 36 MacDonnell Road, Mid-levels
2. **Hollywood Plaza** 610 Nathan Road, Mongkok
3. **Kowloon Building** 555 Nathan Road, Mongkok
4. **Well Tech Centre** First to Fifteenth Floors and Twentieth to Twenty-Ninth Floors, 9 Pat Tat Street, San Po Kong
5. **Shatin Centre** 2-16 Wang Pok Street, Shatin
6. **City Landmark II** 145-165 Castle Peak Road, Tsuen Wan
7. **The Trend Plaza** Heung Sze Wui Road, Tuen Mun
8. **Block C Hang Wai Industrial Centre** Pui To Road/Kin On Street/ Kin Wing Street/Kin Tai Street, Tuen Mun
9. **Fanling Centre** 33 San Wan Road, Fanling



Ma On Shan
Sai Kung
The Grand Waterfront
Tseung Kwan O
Grand Promenade

Hotel Investment and Operation

1. **Newton Hotel Hong Kong** 200-218 Electric Road, North Point
2. **Newton Hotel Kowloon** 58-66 Boundary Street, Mongkok

The Hong Kong and China Gas Company Limited*

1. **International Finance Centre** 1 Harbour View Street/8 Finance Street, Central
2. **Grand Promenade** 38 Tai Hong Street, Sai Wan Ho
3. **The Grand Waterfront** San Ma Tau Street, South Eastern Kowloon
4. **Tai Po Gas Plant,** New Territories

Miramar Hotel and Investment Company, Limited*

1. **Miramar Tower and Miramar Shopping Centre** 1 Kimberley Road, Tsimshatsui
2. **Hotel Miramar** 118-130 Nathan Road, Tsimshatsui
3. **6 Knutsford Terrace** Tsimshatsui

Hong Kong Ferry (Holdings) Company Limited*

1. **Metro Harbour View** 8 Fuk Lee Street, Tai Kok Tsui
2. **Kingsford Industrial Centre** Cho Yuen Street, Yau Tong
3. 43-51A Tong Mi Road, Mongkok
4. 222 Tai Kok Tsui Road, Tai Kok Tsui

**Listed Associated Companies*

Legend

Urban Area

New Town Area

Existing Lines

MTR

Airport Express

Kowloon-Canton Railway

East Rail/Tsimshatsui Extension

West Rail

Ma On Shan Rail

Light Rail

Cross Harbour Tunnels

Route 3

Under Construction

Lok Ma Chau Spur Line

AsiaWorld-Expo Station

Cable Car

Deloitte.
德勤

TO THE MEMBERS OF HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 45 to 97 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
28th September, 2005

for the year ended 30th June, 2005

	NOTES	2005 HK$'000	2004 HK$'000 (restated)
Turnover	5	**1,294,420**	1,255,773
Direct operating costs		**(591,816)**	(592,610)
		702,604	663,163
Other operating income	7	**71,726**	86,565
Gain on disposal of investments in securities		**—**	61,911
(Loss) gain on disposal of property, plant and equipment	8	**(2,065)**	76,091
Unrealised holding gain on investments in securities		**25,942**	48,901
Impairment loss on property, plant and equipment recognised		**—**	(435)
Reversal of impairment loss on properties held for development		**—**	367
Write back of allowance for completed properties for sale		**—**	17,254
Fair value gain of investment properties		**890,345**	160,933
Selling and distribution costs		**(55,398)**	(62,059)
Administrative expenses		**(161,582)**	(163,495)
Profit from operations	9	**1,471,572**	889,196
Finance costs	10	**(13,035)**	(16,173)
Share of results of associates		**2,870,868**	1,831,631
Amortisation of goodwill		**(74,104)**	(59,555)
Negative goodwill released to income		**6,264**	9,000
Profit before taxation		**4,261,565**	2,654,099
Taxation	13	**(690,734)**	(430,072)
Profit before minority interests		**3,570,831**	2,224,027
Minority interests		**(65,671)**	(94,158)
Net profit for the year		**3,505,160**	2,129,869
Dividends	14	**788,852**	647,985
Earnings per share	15	**HK$1.24**	HK$0.76

at 30th June, 2005

	NOTES	THE GROUP 2005 HK$'000	THE GROUP 2004 HK$'000 (restated)	THE COMPANY 2005 HK$'000	THE COMPANY 2004 HK$'000
NON-CURRENT ASSETS					
Investment properties	16	**5,000,682**	4,110,284	—	—
Property, plant and equipment	17	**1,835,530**	1,880,837	—	—
Properties held for development	18	**11,016**	11,016	—	—
Investments in subsidiaries	19	—	—	**2,157,974**	2,107,070
Interests in associates	20	**14,556,825**	13,139,466	**164,226**	164,226
Investments in securities	21	**241,640**	215,418	**30**	30
Amounts due from minority shareholders	22	**80,930**	84,519	—	—
Debtors, deposits and prepayments	23	**132,863**	131,430	—	—
Instalments receivable		**4,901**	5,633	**4,871**	5,191
		21,864,387	19,578,603	**2,327,101**	2,276,517
CURRENT ASSETS					
Inventories	24	**29,166**	26,689	—	—
Investments in securities	21	—	41,096	—	—
Completed properties for sale	25	**248,085**	248,591	—	—
Debtors, deposits and prepayments	23	**348,788**	260,844	**9,654**	9,653
Instalments receivable		**576**	2,359	**321**	302
Amounts due from subsidiaries		—	—	**10,444,153**	10,235,227
Amounts due from associates	43	**42,009**	127,488	**41,897**	38,967
Amounts due from investee companies	26 & 43	**6,502**	6,376	—	—
Pledged bank deposits	37	**20,205**	20,205	—	—
Bank balances and cash	37	**2,779,950**	1,843,613	**233**	251
		3,475,281	2,577,261	**10,496,258**	10,284,400
CURRENT LIABILITIES					
Creditors and accrued expenses	27	**280,817**	224,027	**4,964**	3,681
Amounts due to subsidiaries		—	—	**269,704**	597,748
Amounts due to associates	43	**2,485**	—	—	—
Taxation		**185,330**	167,257	—	—
Borrowings	28	**126,910**	127,731	—	—
Obligations under finance leases	29	**114**	—	—	—
		595,656	519,015	**274,668**	601,429
NET CURRENT ASSETS		**2,879,625**	2,058,246	**10,221,590**	9,682,971
		24,744,012	21,636,849	**12,548,691**	11,959,488

at 30th June, 2005

	NOTES	THE GROUP 2005 HK$'000	THE GROUP 2004 HK$'000 (restated)	THE COMPANY 2005 HK$'000	THE COMPANY 2004 HK$'000
CAPITAL AND RESERVES					
Share capital	30	**563,466**	563,466	**563,466**	563,466
Reserves	31	**22,289,042**	19,468,414	**11,985,225**	11,396,022
		22,852,508	20,031,880	**12,548,691**	11,959,488
MINORITY INTERESTS		**744,759**	755,761	**—**	—
NON-CURRENT LIABILITIES					
Borrowings	28	**135,679**	183,423	**—**	—
Deferred tax liabilities	32	**565,828**	446,060	**—**	—
Obligations under finance leases	29	**416**	—	**—**	—
Amounts due to minority shareholders	33	**143,588**	147,560	**—**	—
Amount due to a fellow subsidiary	43	**301,234**	72,165	**—**	—
		1,146,745	849,208	**—**	—
		24,744,012	21,636,849	**12,548,691**	11,959,488

The financial statements on pages 45 to 97 were approved and authorised for issue by the Board of Directors on 28th September, 2005 and are signed on its behalf by:

LEE SHAU KEE
DIRECTOR

LEE TAT MAN
DIRECTOR

for the year ended 30th June, 2005

	2005 HK$'000	2004 HK$'000 (restated)
Total equity at beginning of the year		
As previously reported	**20,824,626**	19,249,420
Prior period adjustments (note 3)	**(792,746)**	(741,597)
As restated	**20,031,880**	18,507,823
Revaluation surplus on hotel properties not recognised in the consolidated income statement	**19,800**	14,000
	20,051,680	18,521,823
Net profit for the year	**3,505,160**	2,129,869
Dividend paid	**(704,332)**	(619,812)
Total equity at end of the year	**22,852,508**	20,031,880

for the year ended 30th June, 2005

	NOTE	2005 HK$'000	2004 HK$'000 (restated)
OPERATING ACTIVITIES			
Profit from operations		**1,471,572**	889,196
Adjustments for:			
Dividends from investments in securities		**(10,070)**	(19,115)
Depreciation and amortisation		**85,627**	85,294
Interest income		**(52,813)**	(28,947)
Gain on disposal of investments in securities		**—**	(61,911)
Loss (gain) on disposal of property, plant and equipment		**2,065**	(76,091)
Unrealised holding gain on investments in securities		**(25,942)**	(48,901)
Impairment loss on property, plant and equipment		**—**	435
Reversal of impairment loss on properties held for development		**—**	(367)
Write back of allowance for completed properties for sale		**—**	(17,254)
Allowance for doubtful debts		**5,671**	3,321
Increase in fair value gain of investment properties		**(890,345)**	(160,933)
Operating cash flows before movements in working capital		**585,765**	564,727
Decrease (increase) in instalments receivable		**2,515**	(812)
Increase in inventories		**(2,477)**	(900)
Decrease in completed properties for sale		**506**	2,627
Increase in debtors, deposits and prepayments		**(95,252)**	(9,695)
Increase (decrease) in creditors and accrued expenses		**56,649**	(28,448)
Cash generated from operations		**547,706**	527,499
Income taxes paid		**(64,088)**	(49,780)
Interest paid		**(13,021)**	(17,310)
Interest on finance leases paid		**(14)**	(4)
NET CASH FROM OPERATING ACTIVITIES		**470,583**	460,405
INVESTING ACTIVITIES			
Dividends received from associates and investments in securities		**938,181**	884,969
Interest received		**53,533**	33,717
Purchase of investment properties		**(53)**	(549)
Purchase of property, plant and equipment		**(22,203)**	(19,168)
Payments to acquire additional interest in a subsidiary		**(50,904)**	—
Payments to acquire additional interests in associates		**(23,668)**	—
Payments to acquire investments in securities		**(514)**	—
Proceeds from disposal of property, plant and equipment		**219**	6,625
Proceeds from disposal of investments in securities		**40,794**	804,425
Advance to investee companies		**(126)**	(38)
Repayment from (advance to) associates		**85,479**	(579)
Repayment from (advance to) minority shareholders		**3,589**	(5,326)
Proceeds from disposal of a subsidiary (net of cash and cash equivalents disposed)	34	**19**	(58)
NET CASH FROM INVESTING ACTIVITIES		**1,024,346**	1,704,018

for the year ended 30th June, 2005

	2005 HK$'000	2004 HK$'000 (restated)
FINANCING ACTIVITIES		
Dividends paid to shareholders	**(704,191)**	(619,840)
Dividends paid to minority shareholders	**(33,347)**	(66,383)
Advance from (repayment to) a fellow subsidiary	**229,069**	(127,249)
Repayment to minority shareholders	**(3,972)**	(10,474)
Advance from (repayment to) associates	**2,485**	(234)
Repayment to an investee company	**—**	(4,143)
Repayment of obligations under finance leases	**(71)**	(47)
Issue of shares to minority shareholders	**—**	2,340
New bank and other loans raised	**—**	6,100
Repayment of bank and other loans	**(53,178)**	(287,421)
NET CASH USED IN FINANCING ACTIVITIES	**(563,205)**	(1,107,351)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**931,724**	1,057,072
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**1,814,443**	757,371
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**2,746,167**	1,814,443
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Bank balances and cash	**2,779,950**	1,843,613
Bank overdrafts	**(33,783)**	(29,170)
	2,746,167	1,814,443

for the year ended 30th June, 2005

1. GENERAL

The Company is a public limited liability company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited. Its ultimate holding company is Henderson Development Limited, a private limited liability company incorporated in Hong Kong.

The Company is an investment holding company and the principal activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operations and information technology development.

2. ADOPTION OF/POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

The Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRSs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005 except for:

HKFRS 3 *Business combinations* which is applicable to business combinations, for which the agreement date is on or after 1st January, 2005; and

HK Interpretation 1 ("HK Int 1") *The appropriate accounting policies for infrastructure facilities* which is effective on 1st October, 2004.

The principal effects of the application of HKFRS 3 and HK Int 1 to the Group are summarised as follows:

HKFRS 3 Business combinations

HKFRS 3 has been adopted by the Group for business combinations for which the agreement date is on or after 1st January, 2005. The transactions to which HKFRS 3 has been applied by the Group are the acquisitions of the remaining interest of Shiu Kien Development Company Limited in January 2005 and the acquisition of additional interests in certain associates during the year. By adoption of HKFRS 3, no amortisation for goodwill arose from the above transactions during the year has been charged to the consolidated income statement.

In accordance with the transitional rules of HKFRS 3, the Group will apply the revised accounting policy of goodwill prospectively from the beginning of its first annual financial period beginning on or after 1st January, 2005, i.e. 1st July, 2005. Therefore, the change has had no significant impact on amounts reported for the current and prior periods.

HK Int 1 The appropriate accounting policies for infrastructure facilities

In the current year, the Group has adopted HK Int 1 *The appropriate accounting policies for infrastructure facilities* issued by the HKICPA.

The principal effect of the adoption of HK Int 1 is in relation to the amortisation or depreciation methods in respect of infrastructure facilities, in particular toll roads. In previous years, amortisation of toll highway operation rights and depreciation of bridges of the Group are provided for on the basis of a sinking fund method.

By adoption HK Int 1, amortisation of toll highway operation rights and depreciation of bridges of the Group are provided for on the basis which is similar to a straight-line method. In the absence of any specific transitional requirements in HK Int 1, the new accounting policy has been applied retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

In the current year, the Group has early adopted HKAS 40 *Investment property* and HK(SIC) Interpretation 21 *Income taxes – Recovery of revalued non-depreciable assets.*

HKAS 40 Investment property

In previous years, investment property is stated at its open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment property is credited or charged to the property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged. On disposal of an investment property, the balance on the property revaluation reserve attributable to the property is transferred to the income statement. No depreciation is provided on investment property except where the unexpired term of the relevant lease is 20 years or less.

HKAS 40 introduces both cost model and fair value model for the measurement of investment property. Under the fair value model, HKAS 40 requires fair value changes to be recognised directly in the income statement in the period in which they arise. The Group has elected to use the fair value model to account for its investment properties and apply HKAS 40 retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

2. ADOPTION OF/POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS *(cont'd)*

HK(SIC) Interpretation 21 Income taxes – Recovery of revalued non-depreciable assets

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation.

In the current year, the Group has applied HK(SIC) Interpretation 21 which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) Interpretation 21, this change in accounting policy has been applied retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

The Group has commenced considering the potential impact of the other new HKFRSs and has so far concluded that the adoption of HKAS 16 *Property, plant and equipment*, HKAS 17 *Leases*, HKAS 28 *Investments in associates* and the related interpretations may have an effect on how the results for the future accounting years are prepared and presented.

Hotel property

In previous years, the Group's self-operated hotel properties were carried at revalued amounts and were not subject to depreciation. Hong Kong Interpretation 2 *The appropriate accounting policies for hotel properties requires* owner-operated hotel building and integral plant and equipment to be accounted for in accordance with HKAS 16. The underlying leasehold land on which the hotel is situated will be stated at cost and amortised over the lease term.

Owner-occupied leasehold interest in land

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term. Where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continued to be accounted for as property, plant and equipment.

Investments in associates

When the financial statements of an associate are prepared as of a different reporting date from that of the Group, the difference between the reporting date of the associate and that of the Group shall be no more than three months. The effects of significant transactions occurring between the two dates must be adjusted for equity accounting purpose in the preparation of the Group's financial statements.

Investments in securities

In previous years, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "investment securities, "other investment" or "held-to-maturity securities" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. Held-to-maturity securities are carried at amortised cost less impairment losses (if any). From 1st July, 2005 onwards, the Group will classify and measure its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

Financial assets and financial liabilities other than debt and equity securities

From 1st July, 2005 onwards, the Group will classify and measure its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

The Group is in the process of making an assessment of the potential impact of the other new HKFRSs but is not yet in a position to determine the impact of these new HKFRSs on the results of operations and financial position of the Group. These new HKFRSs may result in changes in the future as to how the results and financial position of the Group are prepared and presented.

for the year ended 30th June, 2005

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 on the results for the current and prior period are as follows:

	2005				2004			
	HKAS 40 HK$'000	HK(SIC) Int 21 HK$'000	HK Int 1 HK$'000	Total HK$'000	HKAS 40 HK$'000	HK(SIC) Int 21 HK$'000	HK Int 1 HK$'000	Total HK$'000
Increase in depreciation and amortisation	—	—	(19,371)	(19,371)	—	—	(21,289)	(21,289)
Decrease in impairment loss on property, plant and equipment	—	—	—	—	—	—	53,178	53,178
Increase in fair value gain of investment properties	890,345	—	—	890,345	160,933	—	—	160,933
Increase in share of results of associates	635,246	—	—	635,246	195,412	—	—	195,412
Increase in shares of taxation of associates	—	(111,682)	—	(111,682)	—	(33,010)	—	(33,010)
(Increase) decrease in deferred tax	—	(117,713)	2,887	(114,826)	—	(22,706)	3,397	(19,309)
Decrease (increase) in minority interests	—	—	8,604	8,604	—	108	(30,827)	(30,719)
	1,525,591	(229,395)	(7,880)	1,288,316	356,345	(55,608)	4,459	305,196

The cumulative effects of the application of the new HKFRSs as at 1st July, 2004 and 2003 are summarised below:

	At 1st July, 2004				At 1st July, 2003			
	HKAS 40 HK$'000	HK(SIC) Int 21 HK$'000	HK Int 1 HK$'000	Total HK$'000	HKAS 40 HK$'000	HK(SIC) Int 21 HK$'000	HK Int 1 HK$'000	Total HK$'000
Decrease in property, plant and equipment	—	—	(100,846)	(100,846)	—	—	(132,735)	(132,735)
Decrease in interests in associates	—	(362,200)	—	(362,200)	—	(329,190)	—	(329,190)
Decrease in minority interests	—	8,194	38,025	46,219	—	8,086	68,852	76,938
Increase in deferred tax liabilities	—	(399,002)	23,083	(375,919)	—	(376,296)	19,686	(356,610)
	—	(753,008)	(39,738)	(792,746)	—	(697,400)	(44,197)	(741,597)

The financial effects of the application of the new HKFRSs to the Group's equity at 1st July, 2003 are summarised below:

	As originally stated HK$'000	HKAS 40 HK$'000	HK(SIC) Int 21 HK$'000	HK Int 1 HK$'000	As restated HK$'000
Property revaluation reserve	1,815,358	(535,371)	—	—	1,279,987
Retained profits	10,389,213	535,371	(697,400)	(44,197)	10,182,987

4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(A) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

(B) Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill arising on acquisitions prior to 1st July, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after 1st July, 2001 with agreement dated before 31st December, 2004 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the interests in associates. Goodwill arising on the acquisition of subsidiaries is presented as a separate intangible asset.

Goodwill arising on acquisitions for which the agreement date is on or after 1st January, 2005, represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised at the date of acquisition, is initially recognised as an asset at cost and is subsequently measured at cost less impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill/goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

(C) Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as negative goodwill)

HKFRS 3 requires that, after reassessment, any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination should be recognised immediately in profit or loss. HKFRS 3 prohibits the recognition of negative goodwill in the balance sheet.

Negative goodwill arising on acquisitions on or after 1st January, 2001 with agreement dated before 31st December, 2004 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

Negative goodwill arising on the acquisition of an associate before 31st December, 2004 is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented as a deduction from assets.

(D) Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

(E) Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year based on their financial statements made up to 30th June each year or to a date which is not more than six months before the Group's balance sheet date. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium paid/less any discount on acquisition in so far as it has not already been amortised/released to income, less any identified impairment loss.

for the year ended 30th June, 2005

4. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

(E) Interests in associates *(cont'd)*

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

(F) Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any identified impairment losses. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

(G) Jointly controlled assets

Where a group company undertakes its activities under joint venture arrangements directly constituted as jointly controlled assets, the Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Group's share of the output of jointly controlled assets, together with its share of joint venture expenses are recognised when it is probable that the economic benefits associated with the transaction will flow to/from the Group.

(H) Revenue recognition

(i) Income from the sale of completed properties is recognised upon the execution of a binding sale agreement. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received, if any.

(ii) The fixed portion of rental income under operating leases is recognised on a straight-line basis over the respective lease term. Contingent rent, which is determined based on a factor other than just the passage of time, is recognised when the Group's entitlement to receive payment has been established in accordance with the terms of the agreements.

(iii) Sale of goods from the retail business is recognised when goods are delivered and title of goods passes to the purchaser.

(iv) Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

(v) Investment income and dividend income from investments are recognised when the Group's rights to receive payment have been established.

(vi) Income from hotels and restaurants and management services are recognised when the relevant services are provided.

(vii) Income from security guard services/consultancy service and commission income are recognised when services are provided.

(viii) Toll fee income is recognised on a cash receipt basis.

(ix) Income from customer use of data centre services is recognised on a straight-line basis over the terms of the respective leases.

(x) Revenue from the provision of internet and telecommunication services are recognised at the time when the services are rendered.

(I) Investment properties

Investment properties, which are property held to earn rentals and/or for capital appreciation, is stated at fair value at the balance sheet date. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

4. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

(J) Hotel properties

Hotel properties are stated at their open market value which is assessed annually by qualified valuers of the Group and at least once every three years by independent professional qualified valuers. Any surplus or deficit arising on the revaluation of hotel properties is credited or charged to the property revaluation reserve on individual basis. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On the disposal of a hotel property, the balance on the revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on hotel properties held on leases of more than 20 years. Due to the fact that the hotels are maintained in a continuous state of proper repairs and improvements thereto from time to time, the directors consider that given the estimated lives of the hotel properties, any depreciation would be insignificant due to their high residual value.

(K) Properties held for development

Properties held for development are stated at the cost of acquisition to the Group together with any attributable expenses less any identified impairment losses, where appropriate.

(L) Completed properties for sale

Completed properties for sale are stated at the lower of cost and net realisable value. Cost includes interest, finance charges, professional fees and other direct costs attributable to such properties until they reach a marketable state. Net realisable value is calculated as the estimated selling price less all costs to completion and costs to be incurred in marketing and selling.

(M) Property, plant and equipment

Property, plant and equipment, other than hotel properties and construction in progress, are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation are provided to write off the cost of property, plant and equipment, other than hotel properties and construction in progress, over their estimated useful lives, using the straight-line method, at the following rates per annum:

Leasehold land	Over the term of the lease
Buildings	Over the shorter of the term of the lease or 40 years
Toll highway operation rights and bridges	Over the operating periods
Others	10% to 50%

No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(N) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets other than investment properties to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

(O) Inventories

Inventories, which represent retail, catering stocks and trading goods, are stated at the lower of cost and net realisable value. Costs, which comprises all costs of purchase, is calculated on the weighted average cost method.

for the year ended 30th June, 2005

4. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

(P) Instalments receivable

Instalments receivable represent the principal amounts of proceeds from sale of flats contracted to be received by instalments. The gross amounts repaid by customers include principal and interest calculated at contracted rates on the remaining balance outstanding. The principal amounts receivable within twelve months from the balance sheet date have been included in current assets.

(Q) Leases

A finance lease is a lease that transfers to the lessee substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.

Finance leases are recognised as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased assets at the inception of the leases or, if lower, at the present value of the minimum lease payments. Leased assets are subject to depreciation the same as other owned depreciable assets unless there is no reasonable certainty that the Group will obtain ownership by the end of the lease term whereby the assets are then depreciated over the shorter of the lease term or their estimated useful lives.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

An operating lease is a lease other than a finance lease. Payments under an operating lease are recognised as an expense in the income statement on a straight-line basis over the lease term after deducting incentive benefits which are recognised as part of the net consideration agreed for the use of the leased asset, irrespective of their nature or form or the timing of payments.

(R) Development costs

Research and development costs, including website/portal development costs, are charged to the income statement as incurred, except insofar as those product development costs that relate to a clearly defined project and the future benefits therefrom are reasonably assured. Such development costs are then deferred and written off over the life of the project from the date of commencement of commercial operation.

(S) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(T) Retirement benefit costs

Payments to defined contribution retirement schemes and mandatory provident fund scheme are charged as an expense as they fall due.

(U) Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the year in which the operation is disposed of.

(V) Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

4. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

(V) Taxation *(cont'd)*

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

5. TURNOVER

	2005	2004
	HK$'000	HK$'000
Hotel operation	**99,321**	89,906
Information technology services income	**83,778**	87,317
Rental income	**609,748**	572,313
Sale of goods	**134,348**	122,904
Sale of properties	**1,646**	5,643
Security guard services	**98,432**	92,811
Toll fee income	**235,524**	238,748
Others	**31,623**	46,131
	1,294,420	1,255,773

6. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

The business upon which the Group reports its primary segment information is as follows:

Property leasing	— property rental
Hotel operation	— hotel operations and management
Department store	— department store operations and management
Infrastructure	— infrastructure project investment
Others	— investment holding, sale of properties, provision of cleaning and security guard services, retail business and provision of information technology services

for the year ended 30th June, 2005

6. BUSINESS AND GEOGRAPHICAL SEGMENTS *(cont'd)*

Business segments *(cont'd)*

Segment information about these businesses is presented below:

2005

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	609,748	99,321	134,348	235,524	215,479	—	1,294,420
Other operating income	4,536	117	1,244	1,907	11,109	—	18,913
External income	614,284	99,438	135,592	237,431	226,588	—	1,313,333
Inter-segment income	58,088	—	3	—	3,614	(61,705)	—
Total income	672,372	99,438	135,595	237,431	230,202	(61,705)	1,313,333

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	368,116	7,536	7,755	152,056	(2,148)	—	533,315
Interest income	40	—	—	10,742	42,031	—	52,813
(Loss) gain on disposal of property, plant and equipment	21	—	2	(2,039)	(49)	—	(2,065)
Unrealised holding gain on investments in securities	—	—	—	—	25,942	—	25,942
Fair value gain of investment properties	890,345	—	—	—	—	—	890,345
Unallocated corporate expenses							(28,778)
Profit from operations							1,471,572
Finance costs							(13,035)
Share of results of associates							2,870,868
Amortisation of goodwill							(74,104)
Negative goodwill released to income							6,264
Profit before taxation							4,261,565
Taxation							(690,734)
Profit before minority interests							3,570,831
Minority interests							(65,671)
Net profit for the year							3,505,160

for the year ended 30th June, 2005

6. BUSINESS AND GEOGRAPHICAL SEGMENTS *(cont'd)*

Business segments *(cont'd)*

2005

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Consolidated HK$'000
BALANCE SHEET						
Assets						
Segment assets	5,255,033	785,166	52,535	1,253,565	379,143	7,725,442
Interests in associates						14,556,825
Amounts due from associates						42,009
Unallocated corporate assets						3,015,392
Consolidated total assets						25,339,668
Liabilities						
Segment liabilities	79,190	18,614	114,026	20,112	36,310	268,252
Amount due to associates						2,485
Unallocated corporate liabilities						1,471,664
Consolidated total liabilities						1,742,401
OTHER INFORMATION						
Capital additions	53	1,905	12,795	1,635	6,469	22,857
Depreciation and amortisation	—	744	13,687	55,401	15,795	85,627
Allowance for doubtful debts	1,685	(170)	—	—	4,156	5,671

for the year ended 30th June, 2005

6. BUSINESS AND GEOGRAPHICAL SEGMENTS *(cont'd)*

Business segments *(cont'd)*

2004

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000 (restated)
INCOME AND RESULTS							
Turnover	572,313	89,906	122,904	238,748	231,902	—	1,255,773
Other operating income	2,893	730	799	3,363	49,833	—	57,618
External income	575,206	90,636	123,703	242,111	281,735	—	1,313,391
Inter-segment income	51,907	1,704	—	—	4,813	(58,424)	—
Total income	627,113	92,340	123,703	242,111	286,548	(58,424)	1,313,391

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000 (restated)
Segment results	336,878	5,088	4,611	150,387	19,689	—	516,653
Interest income	41	—	—	12,613	16,293	—	28,947
Gain on disposal of investments in securities	—	—	—	—	61,911	—	61,911
Gain (loss) on disposal of property, plant and equipment	—	—	(21)	104,332	(28,220)	—	76,091
Unrealised holding gain on investments in securities	—	—	—	—	48,901	—	48,901
Impairment loss on property, plant and equipment recognised	—	—	—	—	(435)	—	(435)
Reversal of impairment loss on properties held for development	—	—	—	—	367	—	367
Write back of allowance for completed properties for sale	—	—	—	—	17,254	—	17,254
Fair value gain of investment properties	160,933	—	—	—	—	—	160,933
Unallocated corporate expenses							(21,426)
Profit from operations							889,196
Finance costs							(16,173)
Share of results of associates							1,831,631
Amortisation of goodwill							(59,555)
Negative goodwill released to income							9,000
Profit before taxation							2,654,099
Taxation							(430,072)
Profit before minority interests							2,224,027
Minority interests							(94,158)
Net profit for the year							2,129,869

for the year ended 30th June, 2005

6. BUSINESS AND GEOGRAPHICAL SEGMENTS *(cont'd)*

Business segments *(cont'd)*

2004

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Consolidated HK$'000 (restated)
BALANCE SHEET						
Assets						
Segment assets	4,366,814	760,249	48,277	1,225,854	424,523	6,825,717
Interests in associates						13,139,466
Amounts due from associates						127,488
Unallocated corporate assets						2,063,193
Consolidated total assets						22,155,864
Liabilities						
Segment liabilities	75,139	6,628	88,574	12,575	30,143	213,059
Unallocated corporate liabilities						1,155,164
Consolidated total liabilities						1,368,223
OTHER INFORMATION						
Capital additions	549	1,142	9,818	1,223	6,985	19,717
Depreciation and amortisation	—	981	11,839	55,188	17,286	85,294
Allowance for doubtful debts	2,139	119	—	—	1,063	3,321

for the year ended 30th June, 2005

6. BUSINESS AND GEOGRAPHICAL SEGMENTS *(cont'd)*

Geographical segments

The Group's sale of properties, property leasing, hotel operation, department store operation, security guard services and information technology services are carried out in Hong Kong. Infrastructure and retail business are carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

2005

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	**1,058,896**	**235,524**	**1,294,420**
Other operating income	**17,006**	**1,907**	**18,913**
External income	**1,075,902**	**237,431**	**1,313,333**

2004

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	1,015,869	239,904	1,255,773
Other operating income	53,057	4,561	57,618
External income	1,068,926	244,465	1,313,391

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

2005

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Carrying amount of total assets	**23,975,107**	**1,364,561**	**25,339,668**
Addition to investment properties	**53**	**—**	**53**
Additions to property, plant and equipment	**21,169**	**1,635**	**22,804**

2004

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000 (restated)
Carrying amount of total assets	20,857,451	1,298,413	22,155,864
Addition to investment properties	549	—	549
Additions to property, plant and equipment	17,945	1,223	19,168

Segmental information for the principal associates of the Group are shown on pages 91 to 97.

for the year ended 30th June, 2005

7. OTHER OPERATING INCOME

	2005 HK$'000	2004 HK$'000
Compensation for early termination of tenancy agreements	**336**	184
Dividend income from listed investments	**5,398**	11,032
Dividend income from unlisted investments	**4,672**	8,083
Interest income (note)	**52,813**	28,947
Profit on disposal of option contract	**—**	22,072
Sponsorship fee	**1,437**	1,357
Sundry income	**7,070**	14,890
	71,726	86,565

Note: Included interest income from deferred instalment receivables of HK$9,754,000 (2004: HK$11,467,000).

8. (LOSS) GAIN ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

	2005 HK$'000	2004 HK$'000
(Loss) gain on disposal of toll bridges	**(1,933)**	104,332
Loss on disposal of other property, plant and equipment	**(132)**	(28,241)
	(2,065)	76,091

On 10th March, 2004, the Group entered into two agreements with 天津市貸款道路建設車輛通行費征收辦公室 ("Tianjin Toll Collection Office"), a department of the Tianjin municipal government, pursuant to which the Group's toll collection right of certain toll bridges were transferred to Tianjin Toll Collection Office with effective from 1st June, 2003 at a total consideration of approximately RMB283,748,000 (equivalent to approximately HK$264,595,000) (the "Consideration").

The Consideration will be received by instalments at RMB28,100,000 (equivalent to HK$26,203,000) per annum and RMB16,000,000 (equivalent to HK$14,920,000) per annum for the period from 1st June, 2003 to 27th October, 2010 and from 28th October, 2010 to 20th July, 2015, respectively. Accordingly, the Group calculated the discounted value of the instalment receivables in the future using the prevailing interest rate for a similar financial instrument offered by an issuer in the PRC with a similar credit rating. Total discounted value of the instalment receivables in the future is HK$175,946,000.

for the year ended 30th June, 2005

9. PROFIT FROM OPERATIONS

	2005 HK$'000	2004 HK$'000 (restated)
Profit from operations has been arrived at after charging:		
Allowance for doubtful debts	**5,671**	3,321
Auditors' remuneration	**3,279**	2,926
Cost of inventories recognised as an expense	**125,829**	124,259
Cost of properties recognised as an expense	**506**	2,705
Depreciation and amortisation		
Owned assets	**85,550**	85,294
Assets held under finance leases	**77**	—
Development costs	**10**	10
Minimum leases payments under operating leases in respect of		
Rented premises	**90,105**	86,501
Telecommunications network facilities	**3,763**	5,237
Staff costs including directors emoluments	**230,022**	229,778
and after crediting:		
Rental from investment properties net of outgoings of HK$104,871,000 (2004: HK$107,338,000) (note a)	**220,480**	211,965
Other rental income less outgoings (notes a and b)	**106,958**	90,739

Notes:

a. Including contingent rental income of HK$116,721,000 (2004: HK$94,901,000) from investment properties and other properties.

b. Including rental income of HK$1,812,000 (2004: HK$1,642,000) from jointly controlled assets less expenses of HK$510,000 (2004: HK$577,000).

10. FINANCE COSTS

	2005 HK$'000	2004 HK$'000
Interest on:		
Bank loans and overdrafts wholly repayable within five years	**11,586**	14,400
Finance leases	**14**	4
Other borrowings	**1,435**	1,769
	13,035	16,173

11. DIRECTORS' EMOLUMENTS

	Fees HK$'000	Salaries and other benefits HK$'000	Contribution to retirement benefits schemes HK$'000	**2005** Total emoluments HK$'000	2004 Total emoluments HK$'000
Lee Shau Kee	40	—	—	**40**	40
Lee Ka Kit	40	—	—	**40**	40
Colin Lam Ko Yin	40	—	—	**40**	40
Lee Tat Man	20	—	—	**20**	20
Lee King Yue	20	—	—	**20**	20
Eddie Lau Yum Chuen	20	—	—	**20**	20
Li Ning	20	—	—	**20**	20
Lee Ka Shing	40	—	—	**40**	40
Patrick Kwok Ping Ho	20	—	—	**20**	20
Ho Wing Fun	20	—	—	**20**	20
Lau Chi Keung	20	—	—	**20**	20
Donald Cheung Ping Keung	20	—	—	**20**	20
Augustine Wong Ho Ming	20	—	—	**20**	20
Suen Kwok Lam	20	—	—	**20**	20
Sit Pak Wing	20	—	—	**20**	20
Woo Po Shing	20	—	—	**20**	20
Philip Yuen Pak Yiu	20	50	—	**70**	70
Leung Hay Man	20	230	—	**250**	70
Gordon Kwong Che Keung	20	180	—	**200**	—
Alex Wu Shu Chih	20	90	—	**110**	—
Ko Ping Keung	40	260	—	**300**	—
Wu King Cheong	20	90	—	**110**	—
	540	900	—	**1,440**	540

Except for directors' fees of HK$100,000 (2004: HK$60,000) and other emoluments of HK$620,000 (2004: HK$100,000), no emoluments were paid to the independent non-executive directors during the two years ended 30th June, 2005.

There was no arrangement under which a director had waived or agreed to waive any emoluments during the year. There was no contributions to pension schemes for directors during the year.

Certain of the directors received remuneration from the Company's intermediate holding company for services provided to the Group headed by the intermediate holding company of which the Company is a member. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion this amount between their services to the Company's intermediate holding company and each of that company's subsidiaries.

for the year ended 30th June, 2005

12. EMPLOYEES' EMOLUMENTS

The emoluments of the five highest paid individuals in the Group, none of whom is a director, are as follows:

	2005 HK$'000	2004 HK$'000
Basic salaries, allowances and benefits in kind	**5,180**	5,441
Contributions to retirement benefit schemes	**159**	186
Bonus	**604**	430
	5,943	6,057

Their emoluments are within the following bands:

	Number of employees 2005	2004
Bands		
Nil – HK$1,000,000	**3**	2
HK$1,000,001 – HK$1,500,000	**1**	2
HK$1,500,001 – HK$2,000,000	**—**	1
HK$2,000,001 – HK$2,500,000	**1**	—
	5	5

13. TAXATION

	2005 HK$'000	2004 HK$'000 (restated)
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Current tax		
Hong Kong	**57,232**	48,753
Other regions in the PRC	**28,019**	20,793
	85,251	69,546
(Over)underprovision in prior year		
Hong Kong	**(3,467)**	(463)
Other regions in the PRC	**377**	—
	(3,090)	(463)
Deferred tax (note 32)		
Current year	**119,768**	41,611
	201,929	110,694
Share of taxation attributable to associates	**488,805**	319,378
	690,734	430,072

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

for the year ended 30th June, 2005

13. TAXATION *(cont'd)*

The taxation charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2005 HK$'000	2004 HK$'000 (restated)
Profit before taxation	**4,261,565**	2,654,099
Tax at the Hong Kong Profits Tax rate of 17.5%	**745,774**	464,467
Tax effect of share of results of associates	**(13,597)**	(1,157)
Tax effect of expenses not deductible for tax purpose	**41,056**	22,730
Tax effect of income not taxable for tax purpose	**(28,735)**	(9,176)
Overprovision in respect of prior years	**(3,090)**	(463)
Tax effect of deferred tax assets not recognised	**(7,749)**	(3,412)
Tax effect of tax losses not recognised	**8,049**	7,092
Utilisation of tax losses previously not recognised	**(36,568)**	(6,448)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(7,496)**	(9,979)
Tax relief	**(7,036)**	(30,579)
Others	**126**	(3,003)
Taxation charge for the year	**690,734**	430,072

14. DIVIDENDS

	2005 HK$'000	2004 HK$'000
Interim paid, 13 cents (2004: 11 cents) per share	**366,253**	309,906
Final proposed, 15 cents (2004: 12 cents) per share	**422,599**	338,079
	788,852	647,985

15. EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit for the year of HK$3,505,160,000 (2004: HK$2,129,869,000, restated) and on 2,817,327,395 (2004: 2,817,327,395) ordinary shares in issue during the year. Diluted earnings per share is not shown as there were no dilutive potential shares in existence during the two years ended 30th June, 2005.

The adjustment to comparative basic earnings per share, arising from the changes in accounting policies shown in notes 2 and 3 above, is as follows:

	Basic HK$
Reconciliation of 2004 earnings per share:	
Reported figure before adjustment	0.65
Adjustment arising from change of accounting policies	0.11
Restated	0.76

for the year ended 30th June, 2005

16. INVESTMENT PROPERTIES

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
At beginning of the year	**4,110,284**	3,948,186
Additions	**53**	549
Increase in fair value during the year	**890,345**	161,549
At end of the year	**5,000,682**	4,110,284

Representing:

	2005	2004
	HK$'000	HK$'000
Long-term leasehold properties situated in Hong Kong	**1,369,359**	1,076,215
Medium-term leasehold properties situated in Hong Kong	**3,631,323**	3,034,069
	5,000,682	4,110,284

The Group's investment properties were fair-valued on 30th June, 2005 by an independent firm of professional surveyors, Messrs. DTZ Debenham Tie Leung Limited, on an open market value basis. The resulting increase in fair value of investment properties of HK$890,345,000 (2004: HK$160,933,000) has been recognised directly in the consolidated income statement.

All the investment properties of the Group are rented out under operating leases.

Investment properties in Hong Kong with a total carrying value of HK$455,882,000 (2004: HK$404,584,000) were co-owned with certain fellow subsidiaries as tenants in common. The carrying values represent the Group's proportionate share in the valuation of the relevant properties.

for the year ended 30th June, 2005

17. PROPERTY, PLANT AND EQUIPMENT

	Hotel properties HK$'000	Other land and buildings HK$'000	Toll highway operation rights HK$'000	Bridges HK$'000	Construction in progress HK$'000	Leasehold improvements, equipment, furniture, fixtures and motor vehicles HK$'000	Total HK$'000
THE GROUP							
COST OR VALUATION							
At 1st July, 2004	750,000	54,807	789,529	560,929	466	280,989	2,436,720
Additions	—	—	—	48	—	22,756	22,804
Surplus on revaluation	19,800	—	—	—	—	—	19,800
Disposals	—	—	—	(11,665)	—	(18,303)	(29,968)
Reclassification	—	—	—	—	(466)	466	—
At 30th June, 2005	769,800	54,807	789,529	549,312	—	285,908	2,449,356
Comprising:							
At cost	—	54,807	789,529	549,312	—	285,908	1,679,556
At valuation – 30th June, 2005	769,800	—	—	—	—	—	769,800
	769,800	54,807	789,529	549,312	—	285,908	2,449,356
DEPRECIATION, AMORTISATION AND IMPAIRMENT							
At 1st July, 2004							
As previously reported	—	10,649	163,176	62,349	—	218,863	455,037
Prior period adjustment (note 3)	—	—	30,067	70,779	—	—	100,846
As restated	—	10,649	193,243	133,128	—	218,863	555,883
Provided for the year	—	1,248	34,691	19,097	—	30,591	85,627
Eliminated on disposals	—	—	—	(9,690)	—	(17,994)	(27,684)
At 30th June, 2005	—	11,897	227,934	142,535	—	231,460	613,826
NET BOOK VALUES							
At 30th June, 2005	**769,800**	**42,910**	**561,595**	**406,777**	**—**	**54,448**	**1,835,530**
At 30th June, 2004 (restated)	750,000	44,158	596,286	427,801	466	62,126	1,880,837

	Hotel properties 2005 HK$'000	Hotel properties 2004 HK$'000	Other land and buildings 2005 HK$'000	Other land and buildings 2004 HK$'000	Toll highway operation rights 2005 HK$'000	Toll highway operation rights 2004 HK$'000	Bridges 2005 HK$'000	Bridges 2004 HK$'000
Long-term leasehold properties situated in								
– Hong Kong	**226,800**	220,000	**5**	5	—	—	—	—
– PRC	—	—	**393**	436	—	—	—	—
Medium-term leasehold properties situated in								
– Hong Kong	**543,000**	530,000	**40,021**	41,038	—	—	—	—
– PRC	—	—	**2,491**	2,679	**561,595**	596,286	**406,777**	427,801
	769,800	750,000	**42,910**	44,158	**561,595**	596,286	**406,777**	427,801

for the year ended 30th June, 2005

17. PROPERTY, PLANT AND EQUIPMENT *(cont'd)*

Notes:

(1) Hotel properties were revalued on 30th June, 2005 by an independent firm of professional surveyors, Messrs. DTZ Debenham Tie Leung Limited on an open market value basis. The surplus arising on revaluation of hotel properties attributable to the Group amounted to HK$19,800,000 (2004: HK$14,000,000) has been credited to the property revaluation reserve.

(2) The net book value of equipment include an amount of HK$524,000 (2004: nil) in respect of assets held under finance leases.

(3) The Group's toll highway operation rights are pledged as securities for certain bank loans.

	Furniture and equipment HK$'000
THE COMPANY	
COST	
At 1st July, 2004 and 30th June, 2005	21
DEPRECIATION	
At 1st July, 2004 and 30th June, 2005	21
NET BOOK VALUES	
At 30th June, 2005 and 30th June, 2004	—

18. PROPERTIES HELD FOR DEVELOPMENT

THE GROUP

Included in properties held for development is net interest capitalised of HK$618,000 (2004: HK$618,000).

19. INVESTMENTS IN SUBSIDIARIES

	THE COMPANY	
	2005 HK$'000	2004 HK$'000
Unlisted shares, at cost	**2,157,974**	2,107,070

Details of the principal subsidiaries are shown on pages 84 to 89.

20. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	HK$'000 (restated)	HK$'000	HK$'000
Unlisted				
Shares, at cost	—	—	**164,226**	164,226
Share of net assets	**482,801**	380,719	—	—
	482,801	380,719	**164,226**	164,226
Listed in Hong Kong				
Share of net assets	**12,920,814**	11,822,170	—	—
Goodwill on acquisition of associates	**1,502,793**	1,216,796	—	—
Amortisation	**(230,635)**	(164,110)	—	—
	1,272,158	1,052,686	—	—
Negative goodwill on acquisition of associates	**(150,212)**	(141,109)	—	—
Release to income statement	**31,264**	25,000	—	—
	(118,948)	(116,109)	—	—
	14,074,024	12,758,747	—	—
	14,556,825	13,139,466	**164,226**	164,226
Market value of listed investments	**36,845,509**	29,372,248	—	—

The goodwill (negative goodwill) is amortised (released) to the consolidated income statement on a straight-line basis over 20 years.

Details of the principal associates are shown on page 90.

for the year ended 30th June, 2005

21. INVESTMENTS IN SECURITIES

	Held-to-maturity securities		Investment securities		Other investments		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
THE GROUP								
Equity securities								
Listed in Hong Kong	**—**	—	**—**	—	**200,735**	165,980	**200,735**	165,980
Unlisted	**—**	—	**7,558**	7,558	**21,882**	30,181	**29,440**	37,739
	—	—	**7,558**	7,558	**222,617**	196,161	**230,175**	203,719
Debt securities								
Listed outside Hong Kong	**11,465**	11,699	**—**	—	**—**	—	**11,465**	11,699
Unlisted	**—**	41,096	**—**	—	**—**	—	**—**	41,096
	11,465	52,795	**—**	—	**—**	—	**11,465**	52,795
Market value of listed securities	**11,088**	11,936	**—**	—	**200,735**	165,980	**211,823**	177,916
Carrying amount analysed for reporting purposes as:								
Current	**—**	41,096	**—**	—	**—**	—	**—**	41,096
Non-current	**11,465**	11,699	**7,558**	7,558	**222,617**	196,161	**241,640**	215,418
	11,465	52,795	**7,558**	7,558	**222,617**	196,161	**241,640**	256,514

	Other investments	
	2005	2004
	HK$'000	HK$'000
THE COMPANY		
Equity securities		
Unlisted	**30**	30
Carrying amount analysed for reporting purposes as:		
Non-current	**30**	30

22. AMOUNTS DUE FROM MINORITY SHAREHOLDERS

The amounts are unsecured and interest-free. The directors have agreed that no repayment will be demanded within the next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current.

for the year ended 30th June, 2005

23. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by tenants. In respect of retailing, most of transactions are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) of the Group is as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Under 1 month overdue	**114,938**	47,278
1 to 3 months overdue	**16,419**	19,695
More than 3 months overdue but less than 6 months overdue	**4,413**	4,267
Over 6 months overdue	**32,391**	7,167
	168,161	78,407
Prepayments, deposits and other receivables – current portion	**180,627**	182,437
	348,788	260,844
Prepayments, deposits and other receivables – non-current portion	**132,863**	131,430
	481,651	392,274

At 30th June, 2005, included in debtors, deposits and prepayments, other receivables of HK$155,393,000 (2004: HK$169,540,000) represented the discounted instalment receivables in future arising from the disposal of toll bridges in 2004 as further detailed in note 8, out of which, HK$22,530,000 (2004: HK$38,110,000) was classified as current assets.

24. INVENTORIES

THE GROUP

Inventories of HK$790,000 (2004: HK$976,000) are carried at net realisable value.

25. COMPLETED PROPERTIES FOR SALE

THE GROUP

Completed properties for sale with a total carrying value of HK$28,446,000 (2004: HK$28,734,000) were co-owned with certain fellow subsidiaries as tenants in common and the carrying value represents the Group's proportionate share in the total cost of the relevant properties.

Completed properties for sale of HK$199,527,000 (2004: HK$199,527,000) are carried at net realisable value.

26. AMOUNTS DUE FROM INVESTEE COMPANIES

The amounts are unsecured and with no fixed repayment terms. Included in the balances is an amount of HK$6,300,000 (2004: HK$6,300,000) which bore interest at 5% (2004: 5%) per annum from July 2004 to March 2005. The remaining balances are interest-free.

for the year ended 30th June, 2005

27. CREDITORS AND ACCRUED EXPENSES

The aged analysis of trade payables of the Group included in creditors and accrued expenses by due date is as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Due within 1 month or on demand	**123,507**	96,788
Due after 1 month but within 3 months	**42,982**	30,998
Due after 3 months but within 6 months	**3,318**	844
Due after 6 months	**7,930**	6,256
	177,737	134,886
Rental deposits and other payables	**103,080**	89,141
Total creditors and accrued expenses	**280,817**	224,027

28. BORROWINGS

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Bank loans	**228,806**	255,664
Other loans	**—**	26,320
Bank overdrafts	**33,783**	29,170
	262,589	311,154
Secured	**228,806**	237,664
Unsecured	**33,783**	73,490
	262,589	311,154

The borrowings bear interest at prevailing market rates and are repayable as follows:

	2005	2004
	HK$'000	HK$'000
Within one year	**126,910**	127,731
Between one to two years	**49,889**	47,744
Between two to five years	**85,790**	135,679
	262,589	311,154
Less: Amounts due within one year and included in current liabilities	**(126,910)**	(127,731)
Amounts due after one year	**135,679**	183,423

29. OBLIGATIONS UNDER FINANCE LEASES

At the balance sheet date, the total minimum lease payments and the present value of the obligations under financial leases for each of the following periods are:

	THE GROUP			
	Total outstanding minimum lease payments		Present value	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Not later than one year	**132**	—	**114**	—
Later than one year and not later than five years	**443**	—	**416**	—
	575	—	**530**	—
Less: Future finance charges	**(45)**	—	**—**	—
Present value of lease obligations	**530**	—	**530**	—
Amount due within one year shown under current liabilities			**(114)**	—
Amount shown under non-current liabilities			**416**	—

The difference between the total outstanding minimum lease payments and the present value represents the discount implicit in the leases.

The Group entered into finance leasing arrangements for certain of its equipment. The average term of finance leases entered into is five years.

30. SHARE CAPITAL

	2005	2004
	HK$'000	HK$'000
Authorised:		
3,600,000,000 (2004: 3,000,000,000) ordinary shares of HK$0.2 each	**720,000**	600,000
Issued and fully paid:		
2,817,327,395 (2004: 2,817,327,395) ordinary shares of HK$0.2 each	**563,466**	563,466

Pursuant to an ordinary resolution passed at the annual general meeting held on 6th December, 2004, the authorised share capital of the Company was increased from HK$600,000,000 to HK$720,000,000 by the creation of 600,000,000 additional new ordinary shares of HK$0.2 each.

for the year ended 30th June, 2005

31. RESERVES

	Property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE GROUP						
As 1st July, 2003						
As previously reported	1,815,358	12,909	6,158,568	309,906	10,389,213	18,685,954
Prior period adjustments (note a)	(535,371)	—	—	—	(206,226)	(741,597)
As restated	1,279,987	12,909	6,158,568	309,906	10,182,987	17,944,357
Final dividend paid	—	—	—	(309,906)	—	(309,906)
Surplus on revaluation net of deferred tax						
– Company and subsidiaries	14,000	—	—	—	—	14,000
Net profit for the year	—	—	—	—	2,129,869	2,129,869
Interim dividend paid	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	338,079	(338,079)	—
At 1st July, 2004	1,293,987	12,909	6,158,568	338,079	11,664,871	19,468,414
Final dividend paid	—	—	—	(338,079)	—	(338,079)
Surplus on revaluation net of deferred tax						
– Company and subsidiaries	19,800	—	—	—	—	19,800
Net profit for the year	—	—	—	—	3,505,160	3,505,160
Interim dividend paid	—	—	—	—	(366,253)	(366,253)
Final dividend proposed	—	—	—	422,599	(422,599)	—
At 30th June, 2005	1,313,787	12,909	6,158,568	422,599	14,381,179	22,289,042
THE COMPANY						
At 1st July, 2003	—	3,461	6,158,568	309,906	4,692,431	11,164,366
Final dividend paid	—	—	—	(309,906)	—	(309,906)
Net profit for the year	—	—	—	—	851,468	851,468
Interim dividend paid	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	338,079	(338,079)	—
At 1st July, 2004	—	3,461	6,158,568	338,079	4,895,914	11,396,022
Final dividend paid	—	—	—	(338,079)	—	(338,079)
Net profit for the year	—	—	—	—	1,293,535	1,293,535
Interim dividend paid	—	—	—	—	(366,253)	(366,253)
Final dividend proposed	—	—	—	422,599	(422,599)	—
At 30th June, 2005	—	3,461	6,158,568	422,599	5,400,597	11,985,225

Included in the above is the Group's share of post-acquisition reserves of its associates as follows:

	Property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 30th June, 2005	909,463	—	—	—	5,269,692	6,179,155
At 30th June, 2004 (restated)	909,463	—	—	—	3,815,739	4,725,202

for the year ended 30th June, 2005

31. RESERVES *(cont'd)*

Notes:

(a) Retained profits and the Group's share of post-acquisition reserves of its associates have been restated as a result of adoption of HKAS 40 as mentioned in note 2.

(b) The Company's reserves available for distribution to shareholders at the balance sheet date are represented by its dividend reserve and retained profits amounting to HK$422,599,000 and HK$5,400,597,000 (2004: HK$338,079,000 and HK$4,895,914,000) respectively.

(c) Including in the adjusted property revaluation reserve as at 1st July, 2003 is an amount of HK$909,463,000 attributable to an associate's revaluation surplus of its leasehold land, which previously grouped under investment property revaluation reserve. As a result of adoption of HKAS40, the revaluation reserve of the Group's investment properties and its share of such reserve of associates are adjusted to retained earnings. The reserve in relation to the leasehold land of the associate is reclassified to property revaluation reserve.

32. DEFERRED TAX LIABILITIES

The followings are the major deferred tax liabilities and assets of the Group recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation HK$'000	Gain on disposal of property, plant and equipment HK$'000	Gain on change in fair value on investment properties HK$'000	Tax losses HK$'000	Others HK$'000	Total HK$'000
At 1st July, 2003						
As previously reported	57,166	—	—	(10,391)	1,064	47,839
Prior period adjustments	(19,686)	—	376,296	—	—	356,610
As restated	37,480	—	376,296	(10,391)	1,064	404,449
Charge (credit) to income for the year (restated)	(979)	15,212	22,706	3,771	901	41,611
At 1st July, 2004	36,501	15,212	399,002	(6,620)	1,965	446,060
Charge (credit) to income for the year	(125)	(624)	126,631	(6,116)	2	119,768
At 30th June, 2005	36,376	14,588	525,633	(12,736)	1,967	565,828

At the balance sheet date, the Group has unused tax losses of approximately HK$1,309,216,000 (2004: HK$1,433,576,000). Included in unused tax losses are losses of HK$917,804,000 (2004: HK$1,024,397,000) that had not been agreed with relevant tax authorities. Subject to the agreement of the relevant tax authorities, the tax losses were available for offset against future profits. A deferred tax asset has been recognised in respect of HK$72,776,000 (2004: HK$37,830,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,236,440,000 (2004: HK$1,395,746,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$47,768,000 (2004: HK$22,166,000) that can be carried forward to offset against the taxable profit of subsequent year for up to five years from the year in which they were incurred. Other losses may be carried forward indefinitely.

At the balance sheet date, the Group has deductible temporary differences of HK$52,425,000 (2004: HK$96,703,000). No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that sufficient taxable profit will be available against which the deductible temporary differences can be utilised.

33. AMOUNTS DUE TO MINORITY SHAREHOLDERS

THE GROUP

The amounts are unsecured and interest-free. The minority shareholders have agreed that no repayment will be demanded within the next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current.

for the year ended 30th June, 2005

34. DISPOSAL OF SUBSIDIARIES

	2005 HK$'000	2004 HK$'000
Net assets disposed of:		
Property, plant and equipment	—	4,704
Debtors, deposits and prepayments	—	2,232
Bank balances and cash	—	58
Creditors and accrued expenses	—	(6,974)
Minority interests	—	(1)
Total consideration	—	19
Satisfied by:		
Consideration receivable	—	19
Net cash outflow arising on disposal:		
Bank balances and cash disposed of	—	(58)

The subsidiaries disposed of during last year had no significant contribution to the Group's turnover and profit from operations for that year.

35. MAJOR NON-CASH TRANSACTIONS

During the year, the Group entered into finance leases in respect of the acquisition of property, plant and equipment with a total capital value at the inception of the leases of HK$601,000 (2004: nil).

During last year, the Group had disposed of certain of its property, plant and equipment with consideration to be received by instalment payments.

36. JOINTLY CONTROLLED ASSETS

Completed properties for sale include the Group's share of interest in jointly controlled assets with an aggregate book value of HK$21,267,000 (2004: HK$21,267,000). The Group's share of liabilities incurred in relation to the jointly controlled assets included in creditors and accrued expenses amounted to HK$440,000 (2004: HK$414,000).

37. PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

Of the pledged bank deposits and bank balances and cash items, a total sum being the equivalent of HK$110,788,000 (2004: HK$71,182,000) was kept in other regions of the PRC and is subject to exchange control regulations.

38. SHARE OPTION SCHEMES

Under the Pre-IPO Share Option Plan ("Option Plan") of Henderson Cyber Limited ("Henderson Cyber") a subsidiary of the Company, options to subscribe for an aggregate of 32,000,000 shares of Henderson Cyber were granted to certain directors and employees of Henderson Cyber, its holding companies, subsidiaries, fellow subsidiaries and affiliated company on 28th June, 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Option Plan, each of the grantees will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

Share options granted under the Option Plan lapsed on 14th July, 2004.

for the year ended 30th June, 2005

38. SHARE OPTION SCHEMES *(cont'd)*

Under the Share Option Scheme ("Share Option Scheme") of Henderson Cyber, options to subscribe for an aggregate of 150,000 shares of Henderson Cyber were granted to certain employees of the Group on 4th October, 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Share Option Scheme, each of the grantees will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and, in each case, not later than four years from 16th October, 2000.

Share options granted under the Share Option Scheme lapsed on 30th September, 2004.

	Number of share option				
	At 1st July, 2003	Lapsed during the year	At 30th June, 2004	Lapsed during the year	**At 30th June, 2005**
Option Plan					
Directors	9,200,000	—	9,200,000	(9,200,000)	—
Employees	1,850,000	—	1,850,000	(1,850,000)	—
Other participants	16,600,000	(150,000)	16,450,000	(16,450,000)	—
	27,650,000	(150,000)	27,500,000	(27,500,000)	—
Share Option Scheme					
Employees	100,000	—	100,000	(100,000)	—

39. EMPLOYEES RETIREMENT SCHEMES

The Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. The amount of forfeited contributions utilised during the year was HK$248,000 (2004: HK$154,000). There was no such balance at 30th June, 2005 (2004: HK$25,000).

No employees of the Group were eligible to join the Fund or the Scheme on or after 1st December, 2000.

Employees of the Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the Group to reduce the future contributions. No forfeited contributions were utilised during the year (2004: HK$76,000).

The Group's retirement costs charged to the income statement for the year ended 30th June, 2005 were HK$9,272,000 (2004: HK$9,062,000).

for the year ended 30th June, 2005

40. CAPITAL COMMITMENTS

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Contracted commitments for acquisition of property, plant and equipment and for property development and renovation expenditure	**21,070**	14,579
Contracted commitments for system development costs	**269**	850

At the balance sheet date, the Company had no capital commitment.

41. CONTINGENT LIABILITIES

	THE COMPANY	
	2005	2004
	HK$'000	HK$'000
Guarantees given to banks to secure banking facilities utilised by subsidiaries	**33,580**	46,561

42. OPERATING LEASE COMMITMENTS

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Not later than one year	**22,273**	56,466
Later than one year and not later than five years	**15,281**	33,367
	37,554	89,833

Operating lease commitments represent rentals payable by the Group for retail shopping centre, telecommunication network facilities and certain of its office premises. The leases for retail shopping centre and office premises are negotiated for terms of six months to ten years at fixed rental. Some of leases for telecommunications network facilities are with no specific terms while the remaining leases typically run for an initial period of three months to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases for telecommunication network facilities includes contingent rentals.

The Group as lessor

At the balance sheet date, the following assets were rented out under operating leases:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Investment properties	**5,000,682**	4,110,284
Other land and buildings	**24,624**	25,249
Completed properties for sale	**206,830**	207,257
Properties held for development	**6,616**	6,889

42. OPERATING LEASE COMMITMENTS *(cont'd)*

The Group as lessor *(cont'd)*

These assets were leased out for periods of one to six years with an option to renew the lease and terms are subject to re-negotiation upon expiry.

Contingent rental income were calculated based on the excess of certain percentages of turnover of the relevant operation that occupied the premise/property over the fixed portion of the monthly rentals.

At the balance sheet date, the future minimum lease payments under non-cancellable operating leases for each of the following periods are:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Not later than one year	**313,457**	331,859
Later than one year and not later than five years	**117,871**	140,465
Later than five years	**—**	1,634
	431,328	473,958

At the balance sheet date, the Company had no commitment under operating lease.

for the year ended 30th June, 2005

43. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following significant transactions with related parties:

	Fellow subsidiaries		Associates		Investee companies	
	2005	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Accountancy fee paid	**2,880**	5,875	—	—	—	—
Agency commission paid	**10,534**	19,722	—	—	—	—
Building management fee paid	**34,191**	53,361	—	—	—	—
Cleaning services income	**6,997**	10,148	—	—	—	—
Consultancy service income	**664**	3,552	**723**	1,736	—	—
Hotel management fee income	**715**	730	—	—	—	—
Hotel management fee paid	—	—	—	2,521	—	—
Interest expenses	**504**	150	—	—	—	—
Interest income	—	—	**2,810**	2,580	—	—
Licence fee	—	275	—	—	—	—
Management fee income	**600**	1,000	—	—	—	—
Professional fee paid	—	2,556	**364**	491	—	—
Rental expenses	**85,106**	79,727	**2,247**	2,658	—	—
Rental income	**11,283**	9,384	—	—	—	—
Security guard service income	**29,945**	45,103	—	—	—	—
Staff cost reimbursement	—	—	**1,226**	1,130	—	—
At the balance sheet date						
Amounts due from						
– Interest-free	—	—	**42,009**	67,488	**202**	76
– Interest bearing	—	—	—	60,000	**6,300**	6,300
	—	—	**42,009**	127,488	**6,502**	6,376
Rental deposit paid	**2,515**	2,515	—	—	—	—
Amounts due to						
– Interest-free	—	—	**2,485**	—	—	—
– Interest bearing	**301,234**	72,165	—	—	—	—
	301,234	72,165	**2,485**	—	—	—

Notes:

(1) Apart from the above interest-bearing advances with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-Bank Offer Rate or with interest at market rates and building management fee which represents cost reimbursements plus certain percentage thereon as service fees, the other transactions represent cost reimbursements.

(2) The Company's holding company performed administrative services comprising company secretarial, accounting and personnel to certain group companies at no charge as the directors consider that the costs involved were not significant.

at 30th June, 2005

All the principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. None of the principal subsidiaries had issued any debt securities at the end of the year.

Particulars of the principal subsidiaries are as follows:–

	Particulars of issued share capital		Percentage of shares held by the Company	
Principal activities	Number of ordinary shares	Par value HK$	Directly	Indirectly
(A) PROPERTY DEVELOPMENT				
Alpenhon Limited	2	1	100	—
Bottcher Investment Limited	20,000	100	100	—
Couraud Investment Limited	200	100	100	—
Dashtrend Investment Limited	2	1	100	—
Desormiere Investment Limited	20,000	100	100	—
Fournet Investment Limited	10,000	100	100	—
Full Gain Investment Limited	2	1	100	—
Gallund Investment Limited	20,000	100	100	—
Gesund Investment Company Limited	2	100	100	—
Inness Investment Limited	10,000	100	100	—
Juliyam Limited	2	1	100	—
Racine Investment Limited	4	100	50	25
Saxophon Limited	3,000,000	1	100	—
Star Flight Company Limited	2	1	100	—
Vignette Investment Limited	2	1	100	—

at 30th June, 2005

Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by the Company Directly	Indirectly
(B) PROPERTY INVESTMENT				
Bour Investment Limited	2	100	100	—
	* 1,000	100	100	—
Century Nice Development Limited	2	1	100	—
Dekker Investment Limited	2	1	100	—
	* 2	1	100	—
Dillinger Investment Limited	2	1	100	—
	* 2	1	100	—
Easefine Development Limited	2	1	100	—
Easeluck Development Limited	2	1	100	—
Faith Limited	2	1	—	100
Fordwise Development Limited	1,000	1	100	—
Gain Super Development Limited	2	1	—	100
Golden Dragon Development Company, Limited	12,200	100	100	—
Hung Shun Investment Company Limited	20,000	100	100	—
Isherwood Investment Limited	2	1	100	—
Jekyll Investment Limited	2	1	100	—
Mingsway Limited	2	1	—	66.67
Quentin Investment Limited	10,000	1	100	—
Union Fortune Development Limited	10,000	1	—	100
Vansittart Investment Limited	2	1	100	—
Victory City Enterprises Limited	2	1	—	66.67
(C) FINANCE				
Henderson Investment Credit Limited	2	1	—	100
Henderson Investment Finance Limited	1,000	100	100	—
Henderson Investment Finance (2000) Limited	2	1	100	—
Henderson Investment Credit (2000) Limited	2	1	100	—
Henderson Investment Credit (2004) Limited	2	1	100	—
Hency Finance Limited	2	1	—	66.67
Henderson Cyber Finance Limited	2	1	—	66.67

at 30th June, 2005

Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by the Company Directly	Indirectly
(D) INVESTMENT HOLDING				
Ace Winner Development Limited	2	1	100	—
Billion Cheer Development Limited	2	1	—	100
Brilliant Enterprises Limited	2	1	—	100
Capital Gold Development Limited	2	1	100	—
China Investment Group Limited	300,000	1,000	—	64.06
Disralei Investment Limited	2	1	—	100
	* 1,000	1	—	100
Felix Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Graf Investment Limited	2	1	—	100
	* 2	100	—	100
Henderson Cyber Limited (Incorporated in Cayman Islands and operates in Hong Kong)	5,000,000,000	0.1	—	66.67
Higgins Holdings Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Kingsview International Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Konet Investment Limited (Incorporated and operates in the British Virgin Islands)	2	US$1	—	66.67
Laidstone Investments Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Macrostar Investment Limited	2	1	100	—
Medley Investment Limited	2	1	—	100
	* 2	100	—	100
Mount Sherpa Limited	2	1	—	100
	* 2	10	—	100
Multiglade Holdings Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Nation Team Development Limited	2	1	—	92.81
Newspeed Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100

at 30th June, 2005

Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by the Company Directly	Indirectly
(D) INVESTMENT HOLDING *(cont'd)*				
Paillard Investment Limited	2	1	—	100
	* 2	100	—	100
Podar Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Rejoice Investments Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Shiu Kien Development Company Limited	1,500	1	100	—
	* 150,000	100	100	—
St. Helena Holdings Co. Limited (Incorporated and operates in the British Virgin Islands)	3	US$1	100	—
Superweb Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	66.67
Threadwell Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Topgoal Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Winner Glory Development Limited	2	1	100	—
Wiselin Investment Limited	2	1	—	100
(E) PROPERTY MANAGEMENT				
Goodwill Investment Property Management Limited (formerly known as Henderson Investment Credit (2001) Limited)	2	1	100	—
(F) DEPARTMENT STORE OPERATION				
Citistore Limited	2	1	—	100

at 30th June, 2005

Principal activities	Particulars of issued share capital: Number of ordinary shares	Par value HK$	Percentage of shares held by the Company: Directly	Indirectly
(G) HOTEL MANAGEMENT				
Gold Eagle Management Limited	2	1	100	—
Henderson Hotel Management Limited	2	1	100	—
(H) HOTEL OPERATION				
Newton Hotel Hong Kong Limited	2	1	100	—
Newton Hotel Kowloon Limited	2	1	100	—
(I) CLEANING AND SECURITY GUARD SERVICE				
Elegant Cleaning Services Company Limited	2	1	—	100
Megastrength Security Services Company Limited	10,000	1	—	100
	400 +	1	—	25
(J) INFRASTRUCTURE				
(i) Incorporated and operates in Hong Kong				
Benson Industries Limited	2	1	—	100

(ii) Established and operates in the People's Republic of China

	Issued/contributed registered capital	% of equity interest held by the Company: Directly	Indirectly
Sino-Foreign Equity Joint Venture Enterprise			
Hang Zhou Henderson Qianjiang Third Bridge Company, Limited	RMB200,000,000	—	55.69
Sino-Foreign Co-operative Joint Venture Enterprise			
Maanshan Huan Tong Highway Development Limited	RMB99,450,000	—	31.39
Ningbo Nickwell Highway Development Company Limited	RMB88,000,000	—	24.98
Ningbo Rayter Highway Development Company Limited	RMB96,000,000	—	24.98
Ningbo Wise Link Highway Development Company Limited	RMB56,000,000	—	24.98
Tianjin Wanqiao Project Development Company Limited	RMB20,000,000	—	44.84
Tianjin Jinning Roads Bridges Construction Development Company Limited	RMB23,680,000	—	44.84

at 30th June, 2005

Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by the Company Directly	Indirectly
(K) INFORMATION TECHNOLOGY				
Future Home Limited	2	1	—	66.67
Henderson Data Centre Limited	2	1	—	66.67
iCare.com Limited	2	1	—	66.67
(L) MANUFACTURING				
Citifood Company (Hong Kong) Limited	6,136,842	1	—	32.68

* Non-voting deferred shares
\+ Preference shares

The above list gives the principal subsidiaries of the Company which, in the opinion of the directors, materially affect the profits and assets of the Group. A full list will be annexed to the Company's next annual return.

at 30th June, 2005

Particulars of the principal associates, all of which are incorporated and operate in Hong Kong, are as follows:

	Percentage of issued ordinary shares held by the Group	Principal activities
LISTED		
The Hong Kong and China Gas Company Limited	37.15	Towngas supply
Hong Kong Ferry (Holdings) Company Limited	31.33	Property development and investment
Miramar Hotel & Investment Company Limited	44.21	Hotel operation
UNLISTED		
Lucky Country Development Limited	50.00	Property investment
Mandy Investment Company Limited	50.00	Property development
Star Play Development Limited	33.33	Property investment

The above list gives the principal associates of the Group which, in the opinion of the directors, materially affect the profits and net assets of the Group.

for the year ended 30th June, 2005

THE HONG KONG AND CHINA GAS COMPANY LIMITED

Consolidated Income Statement

	Six months ended 30th June, 2005 HK$' Million (unaudited)	Six months ended 30th June, 2004 HK$' Million (unaudited) (restated)	Year ended 31st December, 2004 HK$' Million (audited)
Turnover	**4,837.2**	4,266.9	8,154.0
Profit before taxation	**3,512.6**	2,357.3	3,717.9
Taxation	**(379.9)**	(360.2)	(653.3)
Profit after taxation	**3,132.7**	1,997.1	3,064.6
Minority interests	**(7.5)**	(11.2)	(12.9)
Profit attributable to shareholders	**3,125.2**	1,985.9	3,051.7
Dividends	**669.5**	677.2	1,966.7

Profit before taxation for the twelve-month period ended 30th June, 2005 is arrived at after deducting depreciation and amortisation charge of HK$485.0 million (2004: HK$445.4 million).

Consolidated Balance Sheet

	At 31st December, 2004 HK$' Million (audited) (restated)	At 31st December, 2003 HK$' Million (audited)
Property, plant and equipment	**8,969.9**	9,644.3
Associates	**3,333.4**	2,703.8
Jointly controlled entities	**2,597.6**	2,558.9
Investment securities	**624.3**	861.3
Net current assets	**1,386.6**	2,787.7
	16,911.8	18,556.0
Share capital	**1,403.7**	1,410.9
Share premium	**3,907.8**	3,907.8
Reserves	**8,001.0**	9,864.8
Proposed dividend	**1,291.4**	1,298.0
Total shareholders' fund	**14,603.9**	16,481.5
Minority interests	**285.0**	222.5
Long-term liabilities and deferred items	**2,022.9**	1,852.0
	16,911.8	18,556.0

No segmental analysis is presented as the principle activity of The Hong Kong and China Gas Company Limited ("China Gas") is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of China Gas's turnover and trading results.

for the year ended 30th June, 2005

HONG KONG FERRY (HOLDINGS) COMPANY LIMITED

Consolidated Income Statement

	Six months ended 30th June, 2005 HK$' Million (unaudited)	Six months ended 30th June, 2004 HK$' Million (unaudited) (restated)	Year ended 31st December, 2004 HK$' Million (audited)
Turnover	**496.6**	688.1	993.9
Profit before taxation	**168.6**	184.3	403.7
Taxation	**21.3**	(6.7)	(10.6)
Profit after taxation	**189.9**	177.6	393.1
Dividends	**32.1**	32.1	117.6

Profit before taxation for the twelve-month period ended 30th June, 2005 is arrived at after deducting depreciation and amortisation charge of HK$9.4 million (2004: HK$9.8 million).

Consolidated Balance Sheet

	At 31st December, 2004 HK$' Million (audited)	At 31st December, 2003 HK$' Million (audited)
Property, plant and equipment	**249.6**	254.5
Investment properties	**830.5**	740.8
Properties held for development	**550.5**	—
Properties under development	**85.3**	76.5
Other non-current financial assets	**290.1**	329.6
Net current assets	**1,231.9**	1,592.9
Deferred taxation	**6.3**	11.5
	3,244.2	3,005.8
Share capital	**356.3**	356.3
Reserves	**2,887.9**	2,649.5
	3,244.2	3,005.8

for the year ended 30th June, 2005

HONG KONG FERRY (HOLDINGS) COMPANY LIMITED *(cont'd)*

Segmental Information

For the twelve months ended 30th June, 2005

	Total revenue HK$'000 (unaudited)	Inter-segment transactions HK$'000 (unaudited)	Revenue from external customers HK$'000 (unaudited)
Segment revenue			
Property development and investment	502,133	(62)	502,071
Ferry, shipyard and related operations	147,094	(1,943)	145,151
Travel and hotel operations	165,912	(93)	165,819
Others	56,148	(43,395)	12,753
	871,287	(45,493)	825,794
Analysed by:			
Turnover			802,460
Other revenue			23,334
			825,794

	Segment results HK$'000 (unaudited)	Inter-segment transactions HK$'000 (unaudited)	Consolidated results HK$'000 (unaudited)
Segment results			
Property development and investment	364,888	—	364,888
Ferry, shipyard and related operations	(8,110)	—	(8,110)
Travel and hotel operations	1,434	—	1,434
Others	27,886	—	27,886
	386,098	—	386,098
Share of results of associates			1,894
Profit from ordinary activities before taxation			387,992
Taxation			17,338
Profit attributable to shareholders			405,330

for the year ended 30th June, 2005

HONG KONG FERRY (HOLDINGS) COMPANY LIMITED *(cont'd)*

Segmental Information *(cont'd)*
Segmental Balance Sheet
At 31st December

	Segmental assets		Inter-segment elimination		Total assets	
	2004	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Property development and investment	**2,276,265**	2,212,396	—	—	**2,276,265**	2,212,396
Ferry, shipyard and related operations	**210,686**	221,049	—	—	**210,686**	221,049
Travel and hotel operations	**80,532**	81,644	—	—	**80,532**	81,644
Others	**996,338**	908,392	—	—	**996,338**	908,392
Total assets	**3,563,821**	3,423,481	—	—	**3,563,821**	3,423,481

	Segmental liabilities		Inter-segment elimination		Total liabilities	
	2004	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Property development and investment	**256,206**	359,619	—	—	**256,206**	359,619
Ferry, shipyard and related operations	**19,796**	21,216	—	—	**19,796**	21,216
Travel and hotel operations	**25,016**	23,697	—	—	**25,016**	23,697
Others	**18,623**	13,163	—	—	**18,623**	13,163
Total liabilities	**319,641**	417,695	—	—	**319,641**	417,695

Other segmental information

	Depreciation		Impairment loss		Capital expenditure incurred	
	2004	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Property development and investment	**101**	64	—	—	**557,015**	87,548
Ferry, shipyard and related operations	**9,164**	9,159	**1,342**	19,032	**6,016**	1,320
Travel and hotel operations	**548**	375	—	—	**516**	1,249
Others	**379**	449	—	—	**387**	82
	10,192	10,047	**1,342**	19,032	**563,934**	90,199

No geographical analysis is shown as less than 10% of the Hong Kong Ferry (Holdings) Company Limited revenue and profit from operations were derived from activities outside Hong Kong.

for the year ended 30th June, 2005

MIRAMAR HOTEL & INVESTMENT COMPANY LIMITED

Consolidated Income Statement

	Year ended 31st March, 2005 HK$' Million (audited)	Year ended 31st March, 2004 HK$' Million (audited)
Turnover	**1,362.1**	1,402.8
Profit from operations	**447.4**	344.3
Finance costs	**(16.0)**	(24.8)
Share of profits of associates	**3.2**	(0.2)
Profit from ordinary activities before taxation	**434.6**	319.3
Taxation	**(102.0)**	(82.3)
Profit from ordinary activities after taxation	**332.6**	237.0
Minority interests	**(11.9)**	13.3
Profit attributable to shareholders	**320.7**	250.3
Dividends	**213.6**	190.5

Operating profit for the twelve-month period ended 31st March, 2005 is arrived at after deducting depreciation and amortisation charge of HK$35.1 million (2004: HK$35.8 million).

Consolidated Balance Sheet

	At 31st March, 2005 HK$' Million (audited)	At 31st March, 2004 HK$' Million (audited)
Investment properties	**6,329.9**	5,730.8
Property, plant and equipment	**2,301.6**	2,186.9
Properties under development	—	104.8
Interests in associates	**2.0**	5.3
Non-trading securities	**33.0**	31.2
Pledged deposits	**38.7**	38.7
Net current assets	**273.1**	228.5
Other deferred items	**(985.5)**	(1,155.1)
	7,992.8	7,171.1
Share capital	**404.1**	404.1
Share premium	**287.6**	287.6
Reserves	**7,122.6**	6,285.7
Total shareholders' fund	**7,814.3**	6,977.4
Minority interests	**178.5**	193.7
	7,992.8	7,171.1

for the year ended 30th June, 2005

MIRAMAR HOTEL & INVESTMENT COMPANY LIMITED *(cont'd)*

Segmental Information

For the year ended 31st March

Segmental revenue and results

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation		Inter-segment elimination		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	**332,707**	332,512	**259,087**	437,314	**331,748**	263,638	**132,670**	112,431	**305,934**	256,905	**—**	—	**1,362,146**	1,402,800
Inter-segment revenue	**13,883**	13,599	**—**	—	**4,881**	4,431	**—**	—	**565**	580	**(19,329)**	(18,610)	**—**	-
Other revenue from external customers	**2,426**	5,712	**26**	28	**4,236**	4,363	**1,141**	935	**1,883**	3,702	**—**	—	**9,712**	14,740
Total	**349,016**	351,823	**259,113**	437,342	**340,865**	272,432	**133,811**	113,366	**308,382**	261,187	**(19,329)**	(18,610)	**1,371,858**	1,417,540
Contribution from operation	**256,203**	264,407	**106,540**	97,697	**137,530**	90,697	**(8,361)**	(3,702)	**(9,069)**	(10,763)	**—**	—	**482,843**	438,336
Reversal (provision) for diminution in value of interest in associates													**540**	(12,750)
Provision for diminution in value of properties held for resale													**(6,511)**	(24,382)
Loss on disposal of fixed assets													**(32)**	(1,393)
Unallocated operating income and expenses													**(29,432)**	(55,555)
Profit from operations													**447,408**	344,256
Finance costs													**(16,029)**	(24,788)
Share of profits less losses of associates	**330**	350	**542**	1,004	**2,583**	(859)	**(171)**	(699)	**—**	—	**—**	—	**3,284**	(204)
Taxation													**(102,016)**	(82,282)
Minority interests													**(11,912)**	13,346
Profit attributable to shareholders													**320,735**	250,328

Segmental balance sheet

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation		Inter-segment elimination		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**	HK$'000	HK$'000	HK$'000
Segment assets	**6,327,703**	5,781,063	**479,641**	470,770	**2,389,374**	2,229,723	**44,661**	13,749	**38,970**	43,597	**(8,955)**	(7,895)	**9,271,394**	8,531,007
Investment in associates	**204**	331	**(11,989)**	(10,101)	**8,990**	9,596	**4,822**	5,518	**—**	—	**—**	—	**2,027**	5,344
Unallocated assets													**89,714**	64,156
Total assets													**9,363,135**	8,600,507
Segment liabilities	**109,332**	118,462	**12,349**	16,555	**38,633**	37,838	**16,117**	6,782	**39,752**	48,664	**(8,955)**	(7,895)	**207,228**	220,406
Unallocated liabilities													**1,163,099**	1,208,988
Total liabilities													**1,370,327**	1,429,394

for the year ended 30th June, 2005

MIRAMAR HOTEL & INVESTMENT COMPANY LIMITED *(cont'd)*

Other Segmental Information

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Capital expenditure incurred during the year	**6,611**	19,279	**84,832**	145,086	**11,494**	8,309	**29,157**	1,597	**1,728**	423
Depreciation for the year	**16,632**	16,833	**1,972**	2,663	**10,271**	9,779	**3,474**	3,591	**524**	751

Geographical Segments

At 31st March

	Hong Kong		PRC		United States	
	2005	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	**1,052,254**	918,011	**66,026**	61,807	**243,866**	422,982
Segment assets	**8,363,316**	7,624,032	**536,279**	563,866	**380,754**	351,004
Capital expenditure incurred during the year	**47,986**	29,251	**1,004**	357	**84,832**	145,086

Board of Directors

* **Dr. Lee Shau Kee**
D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D. (Hon.)
Chairman and Managing Director

* **Lee Ka Kit**
Vice Chairman

* **Colin Lam Ko Yin**
B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.
Vice Chairman

* **Lee Ka Shing**
Vice Chairman

△ **Sir Po-shing Woo**
Hon. LL.D., F.C.I.Arb., F.I. Mgt., F.Inst.D., F.H.K.M.A.

△ **Philip Yuen Pak Yiu**

△ **Leung Hay Man**
F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.

* **Lee Tat Man**

* **Lee King Yue**

* **Eddie Lau Yum Chuen**

* **Li Ning**
B.Sc., M.B.A.

* **Patrick Kwok Ping Ho**
B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.

* **Ho Wing Fun**

* **Lau Chi Keung**
M.H., J.P., F.R.I.C.S., F.H.K.I.S., A.C.I.Arb.

* **Augustine Wong Ho Ming**
M.Sc., F.H.K.I.S., M.R.I.C.S., M.C.I.Arb., R.P.S. (G.P.)

* **Suen Kwok Lam**
M.H., F.H.I.R.E.A.

* **Sit Pak Wing**
A.C.I.S., F.H.I.R.E.A.

Gordon Kwong Che Keung
F.C.A.

Professor Ko Ping Keung
Ph.D., F.I.E.E.E., F.H.K.I.E., J.P.

Wu King Cheong
B.B.S., J.P.

△ **Jackson Woo Ka Biu**
M.A. (Oxon)
(Alternate Director to Sir Po-shing Woo)

* Executive Directors
△ Non-executive Directors
Independent Non-executive Directors

Appointed Managers

Henderson Real Estate Agency Limited

Company Secretary

Timon Liu Cheung Yuen
B.Ec., F.C.P.A., C.A.(Aust.), F.C.S., F.C.I.S.

Audit Committee

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong
Leung Hay Man

Remuneration Committee

Dr. Lee Shau Kee
Colin Lam Ko Yin
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Registered Office

72-76/F., Two International Finance Centre,
8 Finance Street, Central,
Hong Kong
Telephone : (852) 2908 8888
Facsimile : (852) 2908 8838
Internet : http://www.hld.com
E-Mail : henderson@hld.com

Registrars

Standard Registrars Limited
Ground Floor,
Bank of East Asia Harbour View Centre,
56 Gloucester Road,
Wanchai,
Hong Kong

Authorised Representatives

Colin Lam Ko Yin
Timon Liu Cheung Yuen

Auditors

Deloitte Touche Tohmatsu

Solicitors

Lo & Lo
Woo, Kwan, Lee & Lo
Yung, Yu, Yuen & Co.

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Bank of China (Hong Kong) Limited
The Bank of East Asia, Limited
Standard Chartered Bank

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 5th December, 2005 at 11:00 a.m. to transact the following businesses:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2005.

2. To declare a Final Dividend.

3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognized by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 27th October, 2005

Registered Office:
72-76/F., Two International Finance Centre,
8 Finance Street, Central,
Hong Kong.

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Wednesday, 30th November, 2005 to Monday, 5th December, 2005, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Tuesday, 29th November, 2005.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2005 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

恒基兆業發展有限公司

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

HENDERSON INVESTMENT LIMITED

Incorporated in Hong Kong with limited liability

(Stock Code: 0097)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 5th December, 2005 at 11:00 a.m. to transact the following businesses:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2005.
2. To declare a Final Dividend.
3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognized by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 27th October, 2005

Registered Office:
72-76/F., Two International Finance Centre,
8 Finance Street, Central,
Hong Kong.

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Wednesday, 30th November, 2005 to Monday, 5th December, 2005, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Tuesday, 29th November, 2005.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2005 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, Lau Chi Keung, Augustine Wong Ho Ming, Suen Kwok Lam and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson investment Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

HENDERSON INVESTMENT LIMITED

恒基兆業發展有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0097)

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

A notice convening the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 5th December, 2005 at 11:00 a.m. is set out in the Annual Report for the year ended 30th June, 2005.

27th October, 2005

In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

"Articles of Association"	the Articles of Association of the Company;
"Annual General Meeting"	the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 5th December, 2005 at 11:00 a.m.;
"Chairman"	the chairman presiding at any meeting of members or of the board of Directors;
"Company"	Henderson Investment Limited;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Issue Mandate;
"Latest Practicable Date"	19th October, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Notice"	the notice convening the Annual General Meeting dated 27th October, 2005 contained in the Company's annual report for the year ended 30th June, 2005;
"Repurchase Mandate"	the general mandate to exercise the power of the Company to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate;

"Shares"	the shares of nominal value of HK$0.20 each in the share capital of the Company;
"Shareholders"	registered holders of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Ho Wing Fun
Lau Chi Keung
Augustine Wong Ho Ming
Suen Kwok Lam
Sit Pak Wing

Independent Non-executive Directors:
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Non-executive Directors:
Sir Po-shing Woo
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu *(Alternate Director to Sir Po-shing Woo)*

Registered Office:
72-76/F., Two International Finance Centre
8 Finance Street, Central
Hong Kong

27th October, 2005

To the Shareholders of the Company

Dear Sir or Madam,

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

The purpose of this circular is to provide you with information regarding the proposals for the Repurchase Mandate, the Issue Mandate and the re-election of the retiring Directors and to seek your approval at the Annual General Meeting in connection with, inter alia, such matters.

PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 6th December, 2004, general mandates were given to the Directors: (i) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 per cent. of the issued share capital of the Company as at the date of the ordinary resolution and (ii) to allot, issue and deal with Shares not exceeding 20 per cent. of the issued share capital of the Company as at the date of the ordinary resolution. Such mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association to be held or until the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Separate ordinary resolutions will also be proposed at the Annual General Meeting to grant the Issue Mandate by way of a general mandate to the Directors and extending the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

The explanatory statement required by the Listing Rules and the Companies Ordinance to be included in this circular is set out in Appendix I hereto.

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

In accordance with Article 99 of the Articles of Association, Mr. Wu King Cheong shall retire at the Annual General Meeting and, being eligible, has offered himself for re-election. Moreover, in accordance with Article 116 of the Articles of Association, Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. Li Ning, Mr. Philip Yuen Pak Yiu, Mr. Eddie Lau Yum Chuen and Mr. Suen Kwok Lam shall retire by rotation at the Annual General Meeting and, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

DEMAND FOR POLL AT THE ANNUAL GENERAL MEETING

In accordance with Article 80 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded or otherwise required under the Listing Rules. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

In accordance with Article 96 of the Articles of Association, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

Yours faithfully,
Lee Shau Kee
Chairman

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,817,327,395 Shares.

Subject to the passing of the ordinary resolution number 5(A) set out in the Notice and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 281,732,739 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its Shareholders. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company and will only be made when the Directors believe that a repurchase of Shares will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the Company. If such repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

Pursuant to the Repurchase Mandate, repurchases would be financed by the Company's internal resources and/or available banking facilities.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital or gearing position of the Company compared with that as at 30th June, 2005, being the date of its last audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest *HK$*	Lowest *HK$*
2004	October	10.55	9.50
	November	12.10	10.25
	December	11.85	11.20
2005	January	11.60	10.30
	February	11.80	10.50
	March	12.00	10.30
	April	11.30	10.20
	May	11.70	10.40
	June	11.10	10.55
	July	11.40	10.50
	August	11.80	10.75
	September	11.20	10.90

5. UNDERTAKING AND DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the Shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

6. TAKEOVERS CODE AND SHARE REPURCHASES

If a Shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. The controlling shareholder of the Company owns 74.92% of the existing share capital of the Company. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Mandate. However, the Directors will not exercise the Repurchase Mandate such that the minimum amount of Shares held by the public will fall below 25% of the issued share capital of the Company, being the minimum public float requirement under the Listing Rules.

7. SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

The following are the biographical details of Mr. Wu King Cheong who shall retire at the Annual General Meeting in accordance with Article 99 of the Company's Articles of Association and being eligible, has offered himself for re-election.

WU King Cheong, *B.B.S., J.P.*, aged 54, has been an Independent Non-executive Director of the Company since 17th January, 2005. He is a Councillor of the Eastern District Council of the Hong Kong Special Administrative Region, Assistant Treasurer of the Chinese General Chamber of Commerce, Member of Hong Kong Housing Authority, Member of Statistics Advisory Board of the HKSAR, the Permanent Honorary President of the Chinese Gold & Silver Exchange Society and the Honorary Permanent President of the Hong Kong Stockbrokers Association. He is an executive director of Lee Cheong Gold Dealers Limited. He is also an independent non-executive director of Yau Lee Holdings Limited, Chevalier iTech Holdings Limited, Henderson Land Development Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange. Save as disclosed herein, Mr. Wu has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Wu had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the Latest Practicable Date, the term of office of Mr. Wu was fixed for a specific term until 31st December, 2007 and he is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. He was entitled to a fixed annual remuneration of HK$200,000 per annum for acting as an Independent Non-executive Director, a member of the Audit Committee and a member of the Remuneration Committee of the Company, which was determined by reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fees of HK$20,000 and other remuneration of HK$90,000 from the Company.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

The following are the biographical details of Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. Li Ning, Mr. Philip Yuen Pak Yiu, Mr. Eddie Lau Yum Chuen and Mr. Suen Kwok Lam, all of whom shall retire by rotation at the Annual General Meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, have offered themselves for re-election.

LEE Ka Kit, aged 42, National Committee Member of Political Consultative Conference, the People's Republic of China, has been an Executive Director and Vice Chairman of the Company since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the business of Henderson Land Group in the People's Republic of China since 1985. Mr. Lee is also the vice chairman of Henderson Land Development Company Limited, an executive director of Henderson Cyber Limited and a director of The Hong Kong and China Gas Company Limited, all of which are companies listed on the Stock Exchange as well as the chairman and president of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15th August, 2005). He is also a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 2,075,859,007 shares in the Company (representing 73.68% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He was taken to be interested in 1,122,938,300 shares (61.88%) in Henderson Land Development Company Limited, 4,244,996,094 shares (84.90%) in Henderson Cyber Limited, 2,157,017,776 shares (38.85%) in The Hong Kong and China Gas Company Limited, 111,636,090 shares (31.33%) in Hong Kong Ferry (Holdings) Company Limited, 255,188,250 shares (44.21%) in Miramar Hotel and Investment Company, Limited, 8,190 (100%) ordinary A shares, 3,510 (100%) non-voting B shares and 15,000,000 (30%) non-voting deferred shares in Henderson Development Limited, 10,000 shares (100%) in Henfield Properties Limited, 100 shares (100%) in Heyield Estate Limited, 3,240 shares (80%) in Pettystar Investment Limited and 100 shares (100%) in Shellson International Limited, all of which are associated corporations of the Company, as disclosed in the Report of Directors of the Company for the financial year ended 30th June, 2005. Mr. Lee is a director of Henderson Development Limited and Henderson Land Development Company Limited (controlling shareholders of the Company) which have aggregate interests in 2,070,243,859 shares in the Company, representing 73.48% of the issued share capital of the Company.

As at the Latest Practicable Date, Mr. Lee was not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fees of HK$40,000 from the Group.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

LEE Ka Shing, aged 34, a Committee Member of the 9th Guangxi Zhuangzu Zizhiqu Committee and of the 9th Foshan Committee of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993 and Vice Chairman since 2005. He was educated in Canada. He is also the vice chairman of Henderson Land Development Company Limited, an executive director of Henderson Cyber Limited , a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange, as well as an executive director of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15th August, 2005). He is also a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years. He is the son of Dr. Lee Shau Kee and the brother of Mr. Lee Ka Kit and brother-in-law of Mr. Li Ning.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 2,075,859,007 shares in the Company (representing 73.68% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He was taken to be interested in 1,122,938,300 shares (61.88%) in Henderson Land Development Company Limited, 4,244,996,094 shares (84.90%) in Henderson Cyber Limited, 2,157,017,776 shares (38.85%) in The Hong Kong and China Gas Company Limited, 111,636,090 shares (31.33%) in Hong Kong Ferry (Holdings) Company Limited, 255,188,250 shares (44.21%) in Miramar Hotel and Investment Company, Limited, 8,190 (100%) ordinary A shares, 3,510 (100%) non-voting B shares and 15,000,000 (30%) non-voting deferred shares in Henderson Development Limited, 100 shares (100%) in Heyield Estate Limited and 3,240 shares (80%) in Pettystar Investment Limited, all of which are associated corporations of the Company, as disclosed in the Report of Directors of the Company for the financial year ended 30th June, 2005. Mr. Lee is a director of Gainwise Investment Limited (which has a 7.71% shareholding interest in the Company), Banshing Investment Limited, Markshing Investment Limited and Covite Investment Limited (substantial shareholders of the Company), as well as a director of Henderson Development Limited and Henderson Land Development Company Limited (controlling shareholders of the Company) which have aggregate interests in 2,070,243,859 shares in the Company, representing 73.48% of the issued share capital of the Company.

As at the Latest Practicable Date, Mr. Lee was not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fees of HK$40,000 from the Group.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

LI Ning, *B.Sc., M.B.A.*, aged 48, has been an Executive Director of the Company since 1990. He holds a B.Sc. degree from Babson College and a M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Land Development Company Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited, both of which are companies listed on the Stock Exchange. Save as disclosed herein, Mr. Li has not held any other directorships in listed public companies in the last three years. He is the son-in-law of Dr. Lee Shau Kee and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

As at the Latest Practicable Date, Mr. Li was taken to be interested in 2,075,859,007 shares in the Company (representing 73.68% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He was taken to be interested in 1,122,938,300 shares (61.88%) in Henderson Land Development Company Limited, 4,244,996,094 shares (84.90%) in Henderson Cyber Limited, 2,157,017,776 shares (38.85%) in The Hong Kong and China Gas Company Limited, 111,636,090 shares (31.33%) in Hong Kong Ferry (Holdings) Company Limited, 255,188,250 shares (44.21%) in Miramar Hotel and Investment Company, Limited, 8,190 (100%) ordinary A shares, 3,510 (100%) non-voting B shares and 15,000,000 (30%) non-voting deferred shares in Henderson Development Limited, 100 shares (100%) in Heyield Estate Limited and 3,240 shares (80%) in Pettystar Investment Limited, all of which are associated corporations of the Company, as disclosed in the Report of Directors of the Company for the financial year ended 30th June, 2005. Mr. Li is a director of Henderson Land Development Company Limited (controlling shareholder of the Company) which has interests in 2,070,243,859 shares in the Company, representing 73.48% of the issued share capital of the Company.

As at the Latest Practicable Date, Mr. Li was not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fee of HK$20,000 from the Company.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

YUEN Pak Yiu, Philip, aged 69, has been a Director of the Company since 1981 and was re-designated as Non-executive Director on 27th September, 2004. He is a solicitor of The Supreme Court of England and Wales and of Hong Kong and a partner of the firm of Yung, Yu, Yuen & Co. He has over 40 years' experience in legal practice in Hong Kong. Mr. Yuen is a director of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15th August, 2005), as well as a director of APT Satellite Holdings Limited, Hopson Development Holdings Limited, Melbourne Enterprises Limited and was a director of Venturepharm Laboratories Limited (resigned on 18th March, 2005), all of which are companies listed on the Stock Exchange. He was also a director of Guangzhou Shipyard International Company Limited (廣州廣船國際股份有限公司) (resigned in April 2005) and Beiya Industrial (Group) Co., Ltd. (北亞實業集團股份有限公司) (resigned on 8th February, 2005), both of which are companies listed in Shanghai; and Dragon Pharmaceuticals Incorporation (resigned on 4th August, 2004), which is a company listed in USA. Save as disclosed herein, Mr. Yuen has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Yuen had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the Latest Practicable Date, the term of office of Mr. Yuen has been fixed for a specific term until 31st December, 2007 and he is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fee of HK$20,000 from the Company and other remuneration of HK$50,000 from the Company.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

LAU Yum Chuen, Eddie, aged 59, has been an Executive Director of the Company since 1988. He has over 35 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Land Development Company Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange and a director of various members of the Group. Save as disclosed herein, Mr. Lau has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Lau had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is a director of Henderson Land Development Company Limited (a controlling shareholder of the Company) which has interests in 2,070,243,859 shares in the Company, representing 73.48% of the issued share capital of the Company.

As at the Latest Practicable Date, Mr. Lau was not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fee of HK$20,000 from the Company.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

SUEN Kwok Lam, *M.H., F.H.I.R.E.A*, aged 58, has been an Executive Director of the Company since July 1999. He joined Henderson Land Group in 1997. He is the President of Hong Kong Association of Property Management Companies, a Council Member of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 35 years' experience in property management. He was awarded the Medal of Honour by the Government of the Hong Kong Special Administrative Region in 2005. He is also an executive director of Henderson Land Development Company Limited, which is a company listed on the Stock Exchange and a director of various member of the Group. Save as disclosed herein, Mr. Suen has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Suen had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is a director of Henderson Land Development Company Limited (a controlling shareholder of the Company) which has interests in 2,070,243,859 shares in the Company, representing 73.48% of the issued share capital of the Company.

As at the Latest Practicable Date, Mr. Suen was not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fee of HK$20,000 and from the Company.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

重要通函，請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明不會就本通函全部或任何部份內容而產生或引致的任何損失承擔任何責任。

閣下對本通函之內容**如有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有恒基兆業發展有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司

(於香港註冊成立之有限公司)
(股份代號：0097)

有關本公司購回股份及發行股份之一般授權及重選退任董事

本公司謹訂於二零零五年十二月五日上午十一時正假座香港中環金融街八號四季酒店海景禮堂召開股東週年大會，大會通告詳載於截至二零零五年六月三十日止年度之年報內。

二零零五年十月二十七日

目 錄

於本通函內，除文義另有所指外，下列詞彙將具有以下涵義：

「組織章程細則」	指	本公司之組織章程細則；
「股東週年大會」	指	謹訂於二零零五年十二月五日上午十一時正假座香港中環金融街八號四季酒店海景禮堂舉行之本公司股東週年大會；
「主席」	指	主持股東會議或董事會議之主席；
「本公司」	指	恒基兆業發展有限公司；
「公司法」	指	香港法例第三十二章公司條例及其任何修訂；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「上市規則」	指	聯交所證券上市規則；
「發行授權」	指	配發、發行及處理不超過批准新發行授權之決議案獲通過當日本公司已發行股本總面值20%之股份之一般無條件授權；
「最後實際可行日期」	指	二零零五年十月十九日，即本通函付印前之最後實際可行日期，以確定本通函所載之若干資料；
「通告」	指	載於本公司截至二零零五年六月三十日止之年報內一份日期為二零零五年十月二十七日之股東週年大會通告；
「購回授權」	指	行使本公司之權力購回不超過批准購回授權之決議案獲通過當日本公司已發行股本總面值10%之股份之一般授權；

「股份」	指	本公司股本中每股面值港幣0.20元之股份；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；及
「港幣」	指	港元，香港法定貨幣。

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司
(於香港註冊成立之有限公司)

執行董事：
李兆基博士 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李家誠 *(副主席)*
李達民
李鏡禹
劉壬泉
李寧
郭炳濠
何永勳
劉智強
黃浩明
孫國林
薛伯榮

獨立非執行董事：
鄺志強
高秉強教授
胡經昌

非執行董事：
胡寶星爵士
阮北耀
梁希文
胡家驃 *(胡寶星爵士之替代董事)*

註冊辦事處：
香港中環金融街八號
國際金融中心二期72-76樓

敬啟者：

有關本公司購回股份及
發行股份之一般授權
及
重選退任董事

本通函旨在向　閣下提供有關購回授權、發行授權及重選退任董事，及尋求　閣下在股東週年大會上批准(其中包括)該等事宜。

建議本公司購回股份及發行股份之一般授權

本公司於二零零四年十二月六日舉行之去屆股東週年大會上授予董事一般性授權：(i)行使本公司權力購回不超過本公司於普通決議案通過之日已發行股本10%之股份及(ii)配發、發行及處理不超過本公司於普通決議案通過之日已發行股本20%之股份。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或組織章程細則規定須召開下屆股東週年大會之期限屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止(以較早者為準)。

股東週年大會亦將提呈數項獨立普通決議案，以一般授權方式授出發行授權予董事及將該發行授權加入本公司根據購回授權而購回之股份數額。

上市規則及公司法規定的說明函件載述於本通函附錄(一)。

建議重選退任董事

根據組織章程細則第99條，胡經昌先生將於股東週年大會告退，惟彼已表示願意膺選連任。根據組織章程細則第116條，李家傑先生、李家誠先生、李寧先生、阮北耀先生、劉壬泉先生及孫國林先生將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄(二)。

要求於股東週年大會以點票方式表決之程序

根據組織章程細則第80條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟(於宣佈舉手表決結果之前或當時)以有效要求或根據上市規則以點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 主席；或

(b) 有權於大會上投票，並親身出席或由授委代表出席之最少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席或由授委代表出席之一名或多名股東；或

(d) 一名或多名親身出席大會之股東或其授委代表，彼等須持有獲賦予可在大會上投票之本公司股份之實繳股款總額不少於附有該等權利之所有股份實繳股款總額十分之一之股份。

根據組織章程細則第96條，若本公司股東乃法團身份，可以其董事決議案或其任何監管機構決議案酌情授權任何人士代表出席本公司任何會議或本公司任何股東分類之會議。授委人可代表該法團行使該法團之所有權力；就該法團之權力而言，該法團將被視為猶如自然人身份作為本公司股東。

無論　閣下擬出席股東週年大會與否，務請按隨附的代表委任表格上印備的指示將表格填妥，並於股東週年大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環金融街八號國際金融中心二期72-76樓。　閣下交回代表委任表格後，屆時仍可親身出席大會及於會上投票。

此致

本公司列位股東　台照

主席
李兆基
謹啟

二零零五年十月二十七日

本說明書乃根據公司法第49BA(3)(b)條之規定而編製，並載有上市規則規定之所有資料以供　閣下考慮購回授權之事宜。

1. 股本

於最後實際可行日期，本公司的已發行股本為2,817,327,395股股份。

待載於通告內之第5(A)項普通決議案獲通過及假設本公司在股東週年大會前並無發行或購回任何股份，則本公司根據購回授權將獲准購回最多達281,732,739股股份。

2. 購回的理由

董事認為購回授權符合本公司及各股東最佳利益。行使購回授權或會提升本公司的每股資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。董事僅會在認為購回股份對本公司及股東有利時方會購回股份。

3. 購回股份的資金

在購回股份時，本公司只可動用依據本公司之組織章程大綱及細則與公司法許可作此用途之資金。按照公司法，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司法許可之情況下，由為購回股份而發行新股所得之收益中支付。

根據購回授權，購回股份的資金將全部來自本公司內部資源及／或可動用之銀行融資。

倘全面行使購回授權，則或會對本公司的營運資金或借貸水平有重大不利影響(與本公司於二零零五年六月三十日之最近期經審核賬目之狀況比較)。然而，倘若會對本公司的營運資金或借貸水平有重大不利影響，則董事不擬購回任何股份。

4. 股價

本公司段份於前十二個月在聯交所每月之最高及最低成交價格如下：

		最高 港元	最低 港元
2004年	10月	10.55	9.50
	11月	12.10	10.25
	12月	11.85	11.20
2005年	1月	11.60	10.30
	2月	11.80	10.50
	3月	12.00	10.30
	4月	11.30	10.20
	5月	11.70	10.40
	6月	11.10	10.55
	7月	11.40	10.50
	8月	11.80	10.75
	9月	11.20	10.90

5. 承諾及披露權益

經一切合理查詢後，盡董事所知，若購回授權獲股東批准，董事及彼等之聯繫人現無意據此出售任何股份予本公司。

本公司並無接獲其他關連人士(根據上市規則之定義)通知，彼等目前有意在購回授權獲股東批准後向本公司出售股份或已作出承諾不會出售股份。

董事已向聯交所作出承諾，在適用情況下，彼等將依據上市規則、公司法及適用法例行使本公司權力，按照購回授權購回股份。

6. 收購守則及購回股份守則

倘董事依據購回授權行使本公司權力購回股份，以致股東在本公司投票權所佔權益比例有所增加，則就收購守則第32條而言，該項增加將視作一項取得投票權。因此，一名股東或一群一致行動股東可取得或鞏固本公司控制權，並因而須根據收購守則第26及32條提出強制收購建議。本公司控股股東擁有本公司現有股本74.92%。據董事局所知悉，若現有股東及本公司之股本結構並無改變，董事在購回授權下行使任何股份購回將不會引致收購守則項下之任何後果。然而，倘若會令公眾人士所持股份之最低金額將少於本公司已發行股本之25%(即上市規則所訂最低公眾持股量之要求)，則董事將不會行使購回授權。

7. 本公司購回股份

於本通函日期前六個月內，本公司並無在聯交所或以其他方式購買本身任何股份。

以下為胡經昌先生之個人資料，彼根據本公司組織章程細則第99條將於股東週年大會告退，惟彼已表示願意膺選連任：

胡經昌先生，54歲，自二零零五年一月十七日出任本公司之獨立非執行董事。胡先生乃香港特別行政區東區區議員、香港中華總商會副司庫、香港房屋委員會委員、香港特別行政區統計諮詢委員會委員、金銀業貿易場永遠名譽會長及香港證券經紀業協會永遠名譽會長。彼現為利昌金鋪有限公司之常務董事，亦為有利集團有限公司、其士科技控股有限公司、恒基兆業地產有限公司、香港小輪（集團）有限公司及美麗華酒店企業有限公司之獨立非執行董事，而該等公司於聯交所上市。除於此披露者外，胡先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，胡先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。

於最後實際可行日期，胡先生之任期已訂明特定期限於二零零七年十二月三十一日屆滿，而且彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼就出任本公司獨立非執行董事、審核委員會委員及薪酬委員會委員，可每年享有定額薪酬港幣200,000元，該薪酬乃按彼之職責釐定。截至二零零五年六月三十日止年度，彼可收取本公司董事袍金港幣20,000元及其他薪酬港幣90,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。

以下為李家傑先生、李家誠先生、李寧先生、阮北耀先生、劉壬泉先生及孫國林先生之個人資料，彼等根據本公司組織章程細則第116條將於股東週年大會輪值告退，惟彼等已表示願意膺選連任：

李家傑先生，42歲，為中國人民政治協商會議全國委員會委員，自一九九三年出任本公司執行董事及副主席。李先生曾在英國接受教育，於一九八五年加入恒基地產集團時，已主要負責中國之業務發展。李先生亦為恒基兆業地產有限公司副主席、恒基數碼科技有限公司執行董事及香港中華煤氣有限公司董事，而該等公司於聯交所上市。彼亦為恒基中國集團有限公司(二零零五年八月十五日私有化前乃一間在香港上市之公司)董事長及總裁，李先生亦為多間本集團成員公司之董事。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。李先生為李兆基博士之兒子、李家誠先生之胞兄及李寧先生之內弟。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司2,075,859,007股之股份權益，佔本公司已發行股本73.68%。彼亦被視為持有本公司聯繫公司恒基兆業地產有限公司1,122,938,300股(61.88%)、恒基數碼科技有限公司4,244,996,094股(84.90%)、香港中華煤氣有限公司2,157,017,776股(38.85%)、香港小輪(集團)有限公司111,636,090股(31.33%)、美麗華酒店企業有限公司255,188,250股(44.21%)、恒基兆業有限公司之8,190股(100%)普通股A股、3,510股(100%)無投票權B股及15,000,000股(30%)無投票權遞延股份、興輝置業有限公司10,000股(100%)、喜田地產有限公司100股(100%)、Pettystar Investment Limited 3,240股(80%)及兆誠國際有限公司100股(100%)，有關股份權益詳列於截至二零零五年六月三十日止財政年度之本公司董事局報告內。本公司控股股東恒基兆業有限公司及恒基兆業地產有限公司合共持有本公司2,070,243,859股，佔本公司已發行股本73.48%，而李先生為該等公司之董事。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零五年六月三十日止年度，彼可收取本集團董事袍金港幣40,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。

李家誠先生，34歲，為中國人民政治協商會議廣西壯族自治區第九屆委員會委員及中國人民政治協商會議佛山市第九屆委員會委員，自一九九三年出任本公司執行董事及自二零零五年出任副主席，曾在加拿大接受教育。李先生亦為恒基兆業地產有限公司之副主席、恒基數碼科技有限公司之執行董事、香港中華煤氣有限公司及美麗華酒店企業有限公司之董事，而該等公司於聯交所上市。彼亦為恒基中國集團有限公司(二零零五年八月十五日私有化前乃一間在香港上市之公司)之執行董事及多間本集團成員公司之董事。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。李先生為李兆基博士之兒子、李家傑先生之胞弟及李寧先生之內弟。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司2,075,859,007股之股份權益，佔本公司已發行股本73.68%。彼亦被視為持有本公司聯繫公司恒基兆業地產有限公司1,122,938,300股(61.88%)、恒基數碼科技有限公司4,244,996,094股(84.90%)、香港中華煤氣有限公司2,157,017,776股(38.85%)、香港小輪(集團)有限公司111,636,090股(31.33%)、美麗華酒店企業有限公司255,188,250股(44.21%)、恒基兆業有限公司之8,190股(100%)普通股A股、3,510股(100%)無投票權B股及15,000,000股(30%)無投票權遞延股份、喜田地產有限公司100股(100%)及Pettystar Investment Limited 3,240股(80%)，有關股份權益詳列於截至二零零五年六月三十日止財政年度之本公司董事局報告內。Gainwise Investment Limited(持有本公司7.71%股份權益)、本公司主要股東賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、本公司控股股東恒基兆業有限公司及恒基兆業地產有限公司合共持有本公司2,070,243,859股，佔本公司已發行股本73.48%，而李先生為該等公司之董事。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零五年六月三十日止年度，彼可收取本集團董事袍金港幣40,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。

李寧先生，48歲，自一九九零年出任本公司執行董事，持有Babson College理學士及南加州大學工商管理碩士學位。李先生亦為恒基兆業地產有限公司執行董事及香港小輪（集團）有限公司董事，而該兩間公司於聯交所上市。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。李先生為李兆基博士之女婿及李家傑先生及李家誠先生之姐夫。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司2,075,859,007股之股份權益，佔本公司已發行股本73.68%。彼亦被視為持有本公司聯繫公司恒基兆業地產有限公司1,122,938,300股(61.88%)、恒基數碼科技有限公司4,244,996,094股(84.90%)、香港中華煤氣有限公司2,157,017,776股(38.85%)、香港小輪（集團）有限公司111,636,090股(31.33%)、美麗華酒店企業有限公司255,188,250股(44.21%)、恒基兆業有限公司之8,190股(100%)普通股A股、3,510股(100%)無投票權B股及15,000,000股(30%)無投票權遞延股份、喜田地產有限公司100股(100%)及Pettystar Investment Limited 3,240股(80%)，有關股份權益詳列於截至二零零五年六月三十日止財政年度之本公司董事局報告內。本公司控股股東恒基兆業地產有限公司持有本公司2,070,243,859股，佔本公司已發行股本73.48%，而李先生為該公司董事。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李先生所收取之董事袍金須於股東大會上經股東

同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零五年六月三十日止年度，彼可收取本公司董事袍金港幣20,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。

阮北耀先生，69歲，自一九八一年出任本公司董事及於二零零四年九月二十七日調職非執行董事。阮先生為英格蘭及威爾斯及香港最高法院律師及翁余阮律師行之合夥人，而於香港從事法律工作逾四十年。阮先生亦為恒基中國集團有限公司（二零零五年八月十五日前乃一間在香港上市之公司）之董事，並為於聯交所上市之亞太衛星控股有限公司、合生創展集團有限公司、萬邦投資有限公司，以及Venturepharm Laboratories Limited（已於二零零五年三月十八日辭任）之董事。彼亦曾為於上海上市之廣州廣船國際股份有限公司（已於二零零五年四月辭任）及北亞實業集團股份有限公司（已於二零零五年二月八日辭任）之董事，以及於美國上市之Dragon Pharmaceuticals Incorporation（已於二零零四年八月四日辭任）之董事。除於此披露者外，阮先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，阮先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。

於最後實際可行日期，阮先生之任期已訂明特定期限於二零零七年十二月三十一日屆滿，而且彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。阮先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零五年六月三十日止年度，彼可收取本公司董事袍金港幣20,000元及其他薪酬港幣50,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。

劉壬泉先生，59歲，自一九八八年出任本公司執行董事，具有超過三十五年銀行、財務及投資經驗。劉先生亦為恒基兆業地產有限公司之執行董事及香港小輪（集團）有限公司及美麗華酒店企業有限公司之董事，而該等公司於聯交所上市。彼亦為多間本集團成員公司之董事。除於此披露者外，劉先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，劉先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。本公司控股股東恒基兆業地產有限公司持有本公司2,070,243,859股，佔本公司已發行股本73.48%，而劉先生為該公司董事。

於最後實際可行日期，劉先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。劉先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零五年六月三十日止年度，彼可收取本公司董事袍金港幣20,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。

孫國林先生，58歲，自一九九九年七月出任本公司執行董事。彼於一九九七年加入恒基地產集團。孫先生為香港物業管理公司協會會長、香港地產行政學會執行委員及香港地產建設商會個人會員，具有超過三十五年物業管理經驗。彼於二零零五年獲香港特別行政區政府頒授榮譽勳章。孫先生亦為於聯交所上市之恒基兆業地產有限公司之執行董事，亦為多間本集團成員公司之董事。除於此披露者外，孫先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，孫先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。本公司控股股東恒基兆業地產有限公司持有本公司2,070,243,859股，佔本公司已發行股本73.48%，而孫先生為該公司董事。

於最後實際可行日期，孫先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。孫先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零五年六月三十日止年度，彼可收取本公司董事袍金港幣20,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。